UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
For the month of May 2009
Commission File Number 0-99
PETRÓLEOS MEXICANOS

(Exact name of registrant as specified in its charter)
MEXICAN PETROLEUM

(Translation of registrant’s name into English)
United Mexican States

(Jurisdiction of incorporation or organization)
Avenida Marina Nacional No. 329
Colonia Huasteca
Mexico, D.F. 11311
Mexico

(Address of principal executive offices)
     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F   X       Form 40-F
     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)
Yes           No   X
     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)
Yes           No   X
     Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes           No   X

May 4, 2009
PEMEX Unaudited Financial Results Report
as of March 31, 2009
PEMEX, Mexico’s oil and gas company and the eleventh largest integrated national oil company in the world1, announced its unaudited consolidated financial results as of March 31, 2009.

1Q09 Financial	ª Total sales decreased by 29.6% during the first quarter of 2009 as compared to the same period of 2008, amounting to Ps. 226.4 billion (US$16.0 billion).[2]
Highlights	ª Income before taxes and duties decreased by 65.9% to Ps. 69.9 billion (US$4.9 billion).
ª Taxes and duties decreased by 51.9%, amounting to Ps. 96.9 billion (US$6.8 billion).
ª Net loss was Ps. 27.0 billion (US$1.9 billion), as compared to net income of Ps. 3.3 billion in the first quarter of 2008.
Table 1

Petróleos Mexicanos, Subsidiary Entities and Subsidiary Companies
Financial results summary* **

	First quarter (Jan. - Mar.)
	2008	2009	Change		2009
	(Ps. MM)				(US$MM)
Total sales	321,463	226,392	-29.6%	(95,072)	15,997
Domestic sales	163,483	132,983	-18.7%	(30,500)	9,397
Exports	157,695	92,019	-41.6%	(65,676)	6,502
Services income	285	1,390	387.4%	1,105	98

Cost of sales	123,582	110,946	-10.2%	(12,636)	7,840

Gross profit	197,881	115,446	-41.7%	(82,435)	8,158

General expenses	27,706	22,223	-19.8%	(5,483)	1,570

Income before taxes and duties	204,894	69,899	-65.9%	(134,995)	4,939

Taxes and duties	201,642	96,897	-51.9%	(104,745)	6,847

Net income (loss)	3,253	(26,997)		(30,250)	(1,908)

EBITDA(1)	258,851	137,551	-46.9%	(121,300)	9,720
EBITDA / Financial cost(2)	19.9	5.7

*	Unaudited consolidated financial statements prepared in accordance with Normas de Informacion Financiera (Mexican Financial Reporting Standards, FRS) -formerly Mexican GAAP- issued by the Consejo Mexicano para la Investigación y Desarrollo de Normas de Información Financiera (CINIF). Based on the adoption of FRS B-10 “Inflation effects”, 2008 and 2009 amounts are expressed in nominal

**	Convenience translations into US dollars of amounts in pesos have been made at the established exchange rate of Ps. 14.1517 = US$1.00 as of March 31, 2009. Such translations should not be construed as a representation that the peso amounts have been or could be converted into US dollars at the foregoing or any other rate.

(1)	Earnings before interest, taxes, depreciation and amortization is a non US-GAAP measure, therefore we provide a reconciliation w ith net income on the Financial Results section. This measure includes the cost of reserve for labor obligations.

(2)	Excludes capitalized interest.
Note: Numbers may not total due to rounding.

[1]	Petroleum Intelligence Weekly ranking, December 2008.

[2]	Convenience translations into US dollars of amounts in pesos have been made at the rate of Ps. 14.1517 = US$1.00 at March 31, 2009. Such translations should not be construed as a representation that the peso amounts have been or could have been converted into US dollar amounts at the forgoing rate or any other rate.

PEMEX Unaudited Financial Results Report as of March 31, 2009	1/37
www.pemex.com

PEMEX	Corporate Finance Office — Investor Relations

1Q09 Operational Highlights
ª  During the first quarter of 2009, crude oil production decreased to 2,667 thousand barrels per day (Mbd), this represents a 7.8% decrease, or 225 Mbd, as compared to the same quarter of 2008, primarily due to declining production at the Cantarell project.

ª  In January 2009, Ku-Maloob-Zaap (KMZ) replaced Cantarell as the largest crude oil producing field, partially compensating the decline of Cantarell. KMZ produced 136 Mbd more during the first quarter of 2009.

ª Total natural gas production increased by 6.6%, to 7,018 Million cubic feet per day (MMcfd), as a result of higher volumes produced in the transition zone at the Cantarell project.

Operating Items
Exploration and Production

1Q09 Crude Oil Production	During the first quarter of 2009, crude oil production decreased by 7.8% as compared to the same quarter of 2008, from 2,891 to 2,667 Mbd.
Production of heavy crude oil decreased by 13.9%, primarily due to lower production at the Cantarell project and the shutdown of wells due to an increase in gas concentration. The decline of Cantarell, however, was partially offset by a 20% increase in production from KMZ project.

Production of light crude oil remained constant at 811 Mbd. Moreover, production of extra-light crude oil increased by 17.8% due to completion of wells in the Delta del Grijalva project.
Table 2

Petróleos Mexicanos, Subsidiary Entities and Subsidiary Companies
Production of liquid hydrocarbons

	First quarter (Jan.-Mar.)
	2008	2009	Change
	(Mbd)
Liquid hydrocarbons	3,268	3,046	-6.8%	(222)
Crude oil	2,891	2,667	-7.8%	(225)
Heavy	1,877	1,616	-13.9%	(261)
Light	811	811	0.0%	(0)
Extra-light	203	240	17.8%	36
Natural gas liquids(1)	377	379	0.6%	2

(1)	Includes condensates.

Note:	Numbers may not total due to rounding.

1Q09 Natural Gas Production	During the first quarter of 2009, total natural gas production increased by 6.6%, from 6,586 MMcfd in the first quarter of 2008 to 7,018 MMcfd, in the first quarter of 2009.[3]

The production of associated gas increased by 13.8%, primarily due to greater production from the transition zone at the Cantarell project, and higher production volumes from the Delta del Grijalva project[4]. In contrast, the production of non-associated gas decreased by 4.3%, primarily due to lower production from the Veracruz and Lankahuasa projects in the Northern region.

[3]	Includes nitrogen production.

[4]	The transition zone at the Cantarell project is defined as the zone where gas and oil zones meet. It is characterized by greater associated natural gas production with high nitrogen content.

PEMEX Unaudited Financial Results Report as of March 31, 2009	2/37
www.pemex.com

PEMEX	Corporate Finance Office — Investor Relations

Table 3

Petróleos Mexicanos, Subsidiary Entities and Subsidiary Companies
Production of natural gas and gas flaring

	First quarter (Jan.-Mar.)
	2008	2009	Change
	(MMcfd)
Total	6,586	7,018	6.6%	432
Associated	3,948	4,493	13.8%	545
Non-associated	2,638	2,525	-4.3%	(112)

Natural gas flaring(1)	1,143	1,108	-3.1%	(36)
Gas flaring / total production	17.4%	15.8%	-9.1%

Note: Numbers may not total due to rounding.

1Q09 Gas Flaring	In the first quarter of 2009, gas flaring represented 15.8% of total production, primarily due to an increase in the production of gas with a high nitrogen content, which surpassed the installed capacity for natural gas handling in the Northeastern Marine region.

PEMEX reduced its gas flaring by 3.1% in the first quarter of 2009, as compared to 2008, primarily due to the installation of high-pressure compressors for sour gas reinjection in the Northeastern Marine region.

PEMEX’s goal is to reduce gas flaring to 3% by the end of 2009.

1Q09 Completion of Wells	During the first quarter of 2009, the number of wells drilled increased by 55.2% as compared to the same quarter of 2008, from 154 to 239 wells.
The number of development wells increased by 85 as compared to the same quarter of 2008, due to higher activity at the Aceite Terciario del Golfo (ATG, previously called Chicontepec) project in the Northern region.

The number of exploratory wells drilled totaled 12, same quantity of wells as compared to the first quarter of 2008.

1Q09 Drilling Equipment	During the first quarter of 2009, the number of operating drilling rigs increased by 28.8%, to 295. PEMEX owns 126 of the total drilling rigs; the remaining rigs are owned by independent contractors retained to provide drilling services.

1Q09 Offshore Platforms	Likewise the number of offshore platforms increased by 5.1%, from 215 in the first quarter of 2008 to 226 in the first quarter of 2009. These platforms provide services including storage, processing, control, housing, drilling, and telecommunications services, among others.

PEMEX Unaudited Financial Results Report as of March 31, 2009	3/37
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PEMEX	Corporate Finance Office — Investor Relations

Table 4

Petróleos Mexicanos, Subsidiary Entities and Subsidiary Companies
Inventory of wells and operation equipment

	First quarter (Jan.-Mar.)
	2008	2009	Change
Wells drilled	154	239	55.2%	85
Development	142	227	59.9%	85
Exploration	12	12	0.0%	0

Total operating wells(1)	6,296	6,551	4.1%	255
Injection	259	254	-1.9%	(5)
Production	6,037	6,297	4.3%	260
Crude	2,940	3,296	12.1%	356
Non associated gas	3,097	3,001	-3.1%	(96)

Selected operating infrastructure(1)
Drilling rigs	229	295	28.8%	66
Offshore platforms	215	226	5.1%	11

(1)	At end of period.

1Q09 Seismic Information	Consistent with our exploration strategy, during the first quarter of 2009, we conducted 2D seismic studies covering 8,638 km, 7,927 kilometers more than were covered during the same quarter of 2008. This increase is related to the Golfo de México B project, which will provide information enabling us to continue evaluating the hydrocarbon potential of the southern and eastern sections in in the Gulf of México deepwaters.

The area covered by 3D seismic studies increased to 3,858 km2, 268 km2 more than the area covered during the same quarter of 2008, due to the activity executed in the deepwater Golfo de México Sur project and in the development fields in the Chicontepec area.
Table 5

Petróleos Mexicanos, Subsidiary Entities and Subsidiary Companies
Seismic studies for exploration

	First quarter (Jan.- Mar.)
	2008	2009	Change
Seismic information
2D (km )	711	8,638	7,927
3D (km 2)	3,590	3,858	268

Note: Numbers may not total due to rounding.

1Q09 Discoveries	Our main discoveries during the first quarter of 2009 were:
Table 6

Petróleos Mexicanos, Subsidiary Entities and Subsidiary Companies
Main discoveries

Project	1Q09	Geologic age	Initial production	Type
Julivá	Bajlum-1	Mesozoic	7.2 Mbd	Extra-light crude oil

Cinco Presidentes	Bricol-1	Mesozoic	5.2 Mbd	Extra-light crude oil
	Cupache-1	Mesozoic	1.3 Mbd	Extra-light crude oil

PEMEX Unaudited Financial Results Report as of March 31, 2009	4/37
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PEMEX	Corporate Finance Office — Investor Relations

Cantarell	The main activities at the Cantarell project during the first quarter of 2009 were:

• three major and nine minor well workovers,

• installation and start of operations of compression equipment, and

• installation of the Akal TE well recovery platform.

KMZ	The main activities at the KMZ project during the first quarter of 2009 were.

• completion of one development wells,

• one major and nine minor well workovers, and

• start of operations of the KMZ-50 nitrogen pipeline.

ATG	The main activities at ATG project during the first quarter of 2009, were:

• completion of 70 development wells, and

• 63 major and 170 minor well workovers.
Gas and Basic Petrochemicals

1Q09 Gas Processing	During the first quarter of 2009, total on-shore natural gas processing was 4.1% greater than in the same quarter of 2008, mainly due to greater processing of sour wet gas, which increased by 8.4%, as a result of higher production of associated gas. In contrast, sweet wet gas processing decreased by 8.0% mainly due to lower supply of gas in the Northern region. As a result, dry natural gas production increased by 1.8%.

Natural gas liquids production increased slightly as compared to the same quarter of 2008, primarily due greater processing of sour wet gas. This gains were largely offset by a 24.1% decrease in condensates availability, from 57 to 45 Mbd, as well as to the start of operations of the nitrogen recovery unit (NRU) in the Gas Processing Center (GPC) Ciudad Pemex.
Table 7

Petróleos Mexicanos, Subsidiary Entities and Subsidiary Companies
Natural gas processed and dry gas production

	First quarter (Jan.-Mar.)
	2008	2009	Change
	(MMcfd)
On-shore gas processed	4,185	4,355	4.1%	171
Sour wet gas	3,086	3,345	8.4%	259
Sweet wet gas	1,099	1,011	-8.0%	(88)
Production
Dry natural gas	3,440	3,503	1.8%	63
Natural gas liquids (Mbd)(1)	377	379	0.6%	2

(1)	Includes condensates and other streams to fractionating process.

Note:	Numbers may not total due to rounding.

PEMEX Unaudited Financial Results Report as of March 31, 2009	5/37
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PEMEX	Corporate Finance Office — Investor Relations

Infrastructure Projects	On February 3, 2009, cryogenic plant 6, with a capacity of 200 MMcfd, commenced operations at the Burgos GPC. The objective of this plant is to recover propane, butane and natural gasolines from natural gas.

With this plant, the GPC Burgos has a total wet sweet gas processing capacity of 1,200 MMcfd. The total processing capacity of the Burgos CPG represents 21.4% of total liquids recovery capacity.
Refining

1Q09 Processing	During the first quarter of 2009, total crude oil processing increased by 4.5%, as compared to the same quarter of 2008, primarily due to the earthquake occurred in February, 2008, which halted operations at Salina Cruz refinery. Light crude oil processing increased by 14.0%, while heavy crude oil processing decreased by 9.0%.
Table 8

Petróleos Mexicanos, Subsidiary Entities and Subsidiary Companies
Crude oil processing

	First quarter (Jan.-Mar.)
	2008	2009	Change
	(Mbd)
Total processed	1,267	1,324	4.5%	57
Light Crude	741	845	14.0%	104
Heavy Crude(1)	526	479	-9.0%	(47)

(1)	Excludes reconstituted crude.

Note:	Numbers may not total due to rounding.

1Q09 Capacity Utilization	During the first quarter of 2009, PEMEX primary distillation capacity utilization rate increased to 86.8%, 3.8% more than the level recorded during the same quarter of 2008.

1Q09 Production	During the first quarter of 2009, the production of petroleum products increased by 2.5% as compared to the same quarter of 2008, from 1,498 to 1,536 Mbd. This increase was primarily the result of higher production of gasoline and fuel oil.

Production of gasoline increased by 8.3%, due to greater utilization of intermediate currents. Likewise, production of fuel oil increased by 13.6% as a result of the conversion of the H-Oil process, in the Tula refinery, to hydrodesulphurization in order to produce mor ultra low sulfur gasoline.

Production of diesel decreased 9.8%, mainly attributable to higher prices and lower demand from the fishery sector. In addition, production of jet fuel decreased by 8.9% due to lower demand.

PEMEX Unaudited Financial Results Report as of March 31, 2009	6/37
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PEMEX	Corporate Finance Office — Investor Relations

Table 9

Petróleos Mexicanos, Subsidiary Entities and Subsidiary Companies
Petroleum Products

	First quarter (Jan.-Mar.)
	2008	2009	Change
	(Mbd)
Total production	1,498	1,536	2.5%	38
Gasolines	459	497	8.3%	38
Fuel oil	273	310	13.6%	37
Diesel	354	319	-9.8%	(35)
Liquefied petroleum gas (LPG)	212	211	-0.6%	(1)
Jet Fuel	72	66	-8.9%	(6)
Other(2)	128	133	3.9%	5

(1)	Excludes butylene and propylene and includes isobutanes from Pemex-Gas and Basic

(2)	Includes mainly paraffins, furfural extract, aeroflex, asphalt, among others.

Note: Numbers may not total due to rounding.

1Q09 Variable Refining Margin	In the first quarter of 2009, PEMEX’s variable refining margin[5] increased to US$4.73 from US$0.51 per barrel in the same quarter of 2008. This was primarily due to decrease in crude oil prices.

1Q09 Franchises	As of March 31, 2009, the number of franchised gas stations increased by 5.2% with respect to the same quarter of 2008, from 8,039 to 8,460 franchises.

Infrastructure Works	In order to increase the capacity of heavy crude oil processing PEMEX will be building a new refinery as well as reconfiguring the existing refinery in Salamanca. Total investment in these projects will amount US$12.2 billion, out of which US$3.1 billion will be allocated to the use for residual conversion in the Salamanca refinery.

It is estimated that the new refinery will start operations in 2015 and will have a coker configuration to produce ultra-low sulfur petroleum products. Its total Maya crude oil processing capacity will amount 300 Mbd, and it will produce 142 Mbd of gasoline and 82 Mbd of diesel.

On April 14, 2009, PEMEX announced that the new refinery will be located in Tula, in the state of Hidalgo, so long as the necessary land is donated to PEMEX before July 24, 2009. Otherwise, the new refinery will be built in Salamanca and Tula refinery will be reconfigured.

[5]	The variable refining margin is an estimate of operating income per barrel of crude oil processed. Operating income is calculated as total revenues minus the cost of raw materials, auto consumption (fuel oil and natural gas used to operate the refineries), and auxiliary services (electric power, water and catalysts).

PEMEX Unaudited Financial Results Report as of March 31, 2009	7/37
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PEMEX	Corporate Finance Office — Investor Relations

Petrochemicals

1Q09 Production	During the first quarter of 2009, total petrochemicals production, including intermediate products and byproducts, increased by 3.9%, as compared to the same quarter of 2008, from 3,038 to 3,156 thousand tons (Mt). This variation was primarily driven by:

• an increase in production of ethane derivatives, resulting from higher production of vinyl chloride and ethylene;

•      an increase in production of aromatics, resulting from higher production volumes of other products such as high-octane hydrocarbons, amorphous gasoline and, xylene; partially offset by lower production of paraxylene and ethylbenzene; and

• a decrease in methane derivatives because there was no production of methanol in the first quarter of 2009, due to market conditions.
Table 10

Petróleos Mexicanos, Subsidiary Entities and Subsidiary Companies
Production of petrochemicals*

	First quarter (Jan.-Mar.)
	2008	2009	Change
	(Mt)
Total production	3,038	3,156	3.9%	118
Methane derivatives
Ammonia	254	242	-4.4%	(11)
Methanol	44	—	—	(44)
Ethane derivatives
Ethylene	286	294	2.7%	8
Ethylene oxide	89	76	-14.8%	(13)
Low density polyethylene	73	76	4.5%	3
High density polyethylene	50	48	-3.4%	(2)
Vinyl chloride	26	45	71.0%	19
Aromatics and derivatives
Benzene	28	20	-30.6%	(9)
Toluene	35	41	16.0%	6
Paraxylene	43	N/D	—	(43)
Ethylbenzene	42	26	-37.3%	(16)
Propylene and derivatives
Acrylonitrile	N/D	—	—
Polypropylene	90	106	17.3%	16
Others(1)	1,979	2,183	10.3%	205

*	Includes refined products

(1)	Includes glycols, heavy reformed, oxygen, hydrogen, nitrogen, chlorhydric acid, muriatic acid, hexane, heptanes, styrene, ethane, carbion dioxide, sulfur, carbon black, BTX liquids, amorphous gasoline, high octane hydrocarbon, heavy naphtha, butadiene and others.

Note: Numbers may not total due to rounding.

Infrastructure Projects	As of March 31, 2009, the progress toward completion of the modernization and capacity increase of the aromatics train at the Cangrejera Petrochemical Complex (PC), in Coatzacoalcos, Veracruz was 7%. It is estimated that it will start operations in 2012.

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PEMEX	Corporate Finance Office — Investor Relations

International Trade6

1Q09 Crude Oil Exports	During the first quarter of 2009, the volume of crude oil exports decreased by 14.6% as compared to the same quarter of 2008, from 1,499 to 1,279 Mbd, primarily as a result of lower crude oil production.

Approximately 92% of total crude oil exports were heavy crude oil (Maya and Altamira); the remainder consisted of light and extra-light crude oil (Isthmus and Olmeca).

PEMEX exported 87% of its total crude oil exports to the United States of America, while the remaining 13% was distributed among Europe (6%), the rest of the Americas (3%) and the Far East (3%).

The weighted average export price of the Mexican crude oil basket decreased by 53.6%, from US$83.9 to US$38.9 per barrel as compared to the first quarter of 2008.

1Q09 Dry Gas Exports	During the first quarter of 2009, dry gas exports increased from 26 to 64 MMcfd as compared to the same quarter of 2008, due to greater production and lower demand from the Mexican industrial sector.

1Q09 Petroleum products and Petrochemicals Exports	During the first quarter of 2008, exports of petroleum products increased from 185 to 260 Mbd, compared to the same quarter of 2008. By volume, the main petroleum products exported during the first quarter of 2009 were fuel fuel oil and naphtha.

Petrochemical exports decreased from 139 to 111 Mt, primarily due to lower sulfur sales. By volume, the main petrochemical products exported during the first quarter of 2009 were sulfur butadiene and ethylene.
Table 11

Petróleos Mexicanos, Subsidiary Entities and Subsidiary Companies
Exports(1)

	First quarter (Jan.-Mar.)
	2008	2009	Change
Crude oil (Mbd)
Total	1,499	1,279	-14.6%	(219)
Heavy	1,321	1,175	-11.0%	(146)
Light	37	7	-81.5%	(30)
Extra-light	141	97	-31.0%	(44)
Average price (US$/b)	83.9	38.9	-53.6%	(45.0)

Dry natural gas (MMcfd)	26	64	142.9%	38
Petroleum products (Mbd)	185	260	40.9%	75.5
Petrochemicals (Mt)	139	111	-20.5%	(29)

(1)	Source: P.M.I.®, except dry gas.

Note: Numbers may not total due to rounding.

[6]	According to data provided by P.M.I.®.

PEMEX Unaudited Financial Results Report as of March 31, 2009	9/37
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PEMEX	Corporate Finance Office — Investor Relations

1Q09 Imports	During the first quarter of 2009, dry gas imports decreased from 628 to 395 MMcfd, as compared to the fourth quarter of 2008, primarily due to higher production and lower demand from the Mexican industrial sector.

Imports of petroleum products decreased from 521 to 446 Mbd, primarily as a result of fewer purchases of gas oil and diesel. The main imports of petroleum products, by volume, were gasoline and LPG.

Petrochemical imports increased from 101 to 138 Mt, primarily due to greater ammonia purchases as a result of favorable conditions in the international markets and greater domestic demand. The main petrochemical imports, by volume, were methanol and isobutene.
Table 12

Petróleos Mexicanos, Subsidiary Entities and Subsidiary Companies
Imports(1)

	First quarter (Jan.-Mar.)
	2008	2009	Change
Dry natural gas (MMcfd)	628	395	-37.1%	(233)
Petroleum products (Mbd)(2)	521	446	-14.3%	(74)
Petrochemicals (Mt)	101	138	35.8%	36

(1)	Source: P.M.I.®, except dry gas.

(2)	Includes 66 Mbd and 68 Mbd of LPG for the first quarter of 2008 and 2009, respectively.

Note: Numbers may not total due to rounding.
Industrial Safety and Environmental Protection

Industrial Safety	During the first quarter of 2009, the frequency index of industrial accidents at PEMEX’s facilities decreased by 7.0%, to 0.41 incapacitating accidents per million man-hours worked (MMhw), as compared to the same quarter in 2008. This was attributable mainly to the consolidating actions implemented by the PEMEX-SSPA system. However, the severity index increased by 21.0%, to 17 days lost per MMhw[7].

[7]	The frequency index is the number of accidents with incapacitating injuries per million man-hours of risk exposure during the relevant period. An incapacitating accident is a sudden or unexpected event that provokes a bodily injury, functional disability or death, immediate or later, while working or as a result or work. Risk exposure man hours are the number of hours worked by all the personnel, inside or outside the working facilities, during working hours or outside working hours, thus, including overtime hours.

The severity index is the number of days lost per million man-hours of risk exposure during the relevant period. Lost days are counted as those lost to medical incapacity as a result of a work accident injuries and compensation days for partial, total or permanent incapacity, as well as for death.

PEMEX Unaudited Financial Results Report as of March 31, 2009	10/37
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PEMEX	Corporate Finance Office — Investor Relations

Environmental Protection	Sulfur oxide emissions During the first quarter of 2009, sulfur oxide emissions increased by 13.5%, to 2.94 tons per thousand tons (t/Mt), as compared to the same quarter of 2008.[8]

Reused water
During the first quarter of 2009, reused water increased by 3.2%, as compared to the same quarter of 2008, to 0.16% of total water usage. As a result, the use of water decreased during the period.

Clean Industry Certifications
During the first quarter of 2009, the SEMARNAT granted 21 Certificates of Clean Industry, one of them was granted to a facility that concluded for the first time the process of environmental audits and 20 of which were granted to facilities that demonstrated to maintain environmental performance.
Table 13

Petróleos Mexicanos, Subsidiary Entities and Subsidiary Companies
Industrial safety and environmental protection*

	First quarter (Jan.-Mar.)
	2007	2008	Change
Selected indexes
Frequency index (1)	0.44	0.41	-7.0%	(0.03)
Severity index (2)	14.0	17.0	21.0%	3.0
Sulfur oxide emissions (t/Mt)	2.59	2.94	13.5%	0.35
Reused water / Use and management	0.16	0.16	3.2%	0.01

(1)	PEMEX incapacitating work accidents frequency index per million man-hours of risk exposure.

(2)	PEMEX incapacitating work accidents severity index, which measures the number of days lost to incapacitating work accidents.

*	Information is the average of the last month of the quarter.

Note: Numbers may not total due to rounding.

[8]	Average sulfur oxide emissions (SOX) by thousand tons.

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PEMEX	Corporate Finance Office — Investor Relations

Financial Results for the Quarter Ended March 31, 2009
Sales

1Q09 Total Sales	In the first quarter of 2009, total sales, including revenues from services, decreased by 29.6% as compared to the same quarter of the previous year, to Ps. 226.4 billion (US$16.0 billion), primarily due to a decrease in the weighted average crude oil export price and a decrease in the volume of crude oil exports.

1Q09 Domestic Sales	In the first quarter of 2009, domestic sales decreased by 18.7% as compared to the same quarter of 2008, to Ps. 133.0 billion (US$9.4 billion), primarily as a result of the following:
•	dry natural gas sales decreased by 35.5%, to Ps. 16.8 billion, due to a decrease in the average price from US$7.91 to US$4.14 per million British Thermal Unit (MMBtu), and an 8.2% decrease in volume sold, from 3,272 to 3,004 MMcfd;

•	sales of petroleum products decreased by 14.4% to Ps. 111.1 billion, primarily due to lower prices of gasoline and lower volumes of fuel oil, jet fuel, LPG and diesel sales; and

•	petrochemical product sales decreased by 33.9%, to Ps. 5.0 billion, primarily as a result of lower prices and volume sold, from 1,089 to 1,048 Mt..
Table 14

Petróleos Mexicanos, Subsidiary Entities and Subsidiary Companies
Domestic sales* **

	First quarter (Jan. - Mar.)
	2008	2009	Change		2009
	(Ps. MM)				(US$MM)
Domestic sales	163,483	132,983	-18.7%	(30,501)	9,397
Dry natural gas	26,116	16,849	-35.5%	(9,267)	1,191
Petroleum products	129,779	111,114	-14.4%	(18,664)	7,852
Gasoline	64,817	53,586	-17.3%	(11,231)	3,787
Diesel	24,978	27,573	10.4%	2,596	1,948
Liquefied petroleum gas (LPG)	14,169	13,015	-8.14%	(1,154)	920
Other	25,815	16,941	-34.4%	(8,875)	1,197
Petrochemical products	7,589	5,020	-33.9%	(2,569)	355

*	Indicative figures from unaudited consolidated financial statements prepared in accordance with Normas de Informacion Financiera (Mexican Financial Reporting Standards, FRS) -formerly Mexican GAAP- issued by the Consejo Mexicano para la Investigación y Desarrollo de Normas de Información Financiera (CINIF). Based on the adoption of FRS B-10 “Inflation effects”, 2008 and 2009 amounts are expressed in nominal terms.

**	Convenience translations into US dollars of amounts in pesos have been made at the established exchange rate of Ps. 14.1517 = US$1.00 as of March 31, 2009. Such translations should not be construed as a representation that the peso amounts have been or could be converted into US dollars at the foregoing or any other rate.
Table 15

Petróleos Mexicanos, Subsidiary Entities and Subsidiary Companies
Volume of domestic sales

	First quarter (Jan.-Mar.)
	2008	2009	Change
Dry natural gas (MMcfd)	3,272	3,004	-8.2%	(268)
Petroleum products (Mbd)	1,814	1,754	-3.3%	(60)
Gasoline	774	777	0.5%	4
Diesel	360	349	-3.1%	(11)
Liquefied petroleum gas (LPG)	308	297	-3.6%	(11)
Other	373	331	-11.1%	(41)
Petrochemicals products (Mt)	1,089	1,048	-3.8%	(41)

Note: Numbers may not total due to rounding.

PEMEX Unaudited Financial Results Report as of March 31, 2009	12/37
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1Q09 Exports	In the first quarter of 2009, export sales decreased by 41.6%, to Ps. 92.0 billion (US$6.5 billion), as compared to the same quarter of the previous year, primarily as a result of the following:

•   crude oil and condensates export sales decreased by 44.8%, to Ps. 77.2 billion, primarily as a result of a decrease in the weighted average crude oil export price from US$83.94 to US$38.92 per barrel, and a 14.6% decrease in the volume of crude oil exports, from 1,499 Mbd to 1,279 Mbd;

• dry natural gas export sales increased by 93.6%, to Ps. 0.5 billion, due to higher production and lower demand of the Mexican industrial sector for natural gas;

•   petroleum products export sales decreased by 17.5%, to Ps. 14.0 billion, due to lower prices, which were partially offset by a 40.9% increase in the volume of these exports, from 185 Mbd to 260 Mbd; and

• petrochemical products export sales decreased by 52.8%, to Ps. 0.3 billion, primarily as a result of a 20.5% reduction in the volume of these exports, from 139 Mt to 111 Mt.
Table 16

Petróleos Mexicanos, Subsidiary Entities and Subsidiary Companies
Exports* **

	First quarter (Jan. - Mar.)
	2008	2009	Change		2009
	(Ps. MM)				(US$MM)
Total exports	157,695	92,019	-41.6%	(65,676)	6,502
Crude oil and condensates	139,869	77,249	-44.8%	(62,620)	5,459
Dry natural gas	251	486	93.6%	235	34
Petroleum products	16,959	13,994	-17.5%	(2,966)	989
Petrochemical products	616	290	-52.8%	(325)	21

*	Indicative figures from unaudited consolidated financial statements prepared in accordance w ith Normas de Informacion Financiera (Mexican Financial Reporting Standards, FRS) -formerly Mexican GAAP- issued by the Consejo Mexicano para la Investigación y Desarrollo de Normas de Información Financiera (CINIF). Based on the adoption of FRS B-10 “Inflation effects”, 2008 and 2009 amounts are expressed in nominal terms.

**	Convenience translations into US dollars of amounts in pesos have been made at the established exchange rate of Ps. 14.1517 = US$1.00 as of March 31, 2009. Such translations should not be construed as a representation that the peso amounts have been or could be converted into US dollars at the foregoing or any other rate.

Note:	Numbers may not total due to rounding.
Cost of Sales

1Q09	In the first quarter of 2009, cost of sales decreased by 10.2%, to Ps. 110.9 billion (US$7.8 billion), as compared to the same quarter of 2008. This decrease was primarily the result of the following:

• a decrease of Ps. 27.4 billion in product purchases; and

• a decrease of Ps. 6.0 billion in operational maintenance expenses; which were partially offset by

• an increase of Ps. 12.3 billion in operational expenses; and

• an increase of Ps. 6.8 billion in variation of inventories, due the decrease in crude oil prices.

During the first quarter of 2009, cost of sales as a percentage of total sales amounted to 49.0%, representing an increase of 10.6 percentage points as compared to this ratio in the same quarter of the previous year, primarily as a result of a decrease in export sales.

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Gross Income

1Q09	During the first quarter of 2009, gross income decreased by 41.7%, to Ps. 115.4 billion (US$8.2 billion), as compared to the same quarter of 2008, primarily due to lower export sales.
General Expenses

1Q09 Total	During the first quarter of 2009, general expenses decreased by 19.8%, to Ps. 22.2 billion (US$1.6 billion), as compared to the same quarter of 2008, primarily due to a decrease in the net cost of the period of employee benefits.

1Q09 Distribution Expenses	During the first quarter of 2009, distribution expenses decreased by 6.7%, as compared to the same quarter of 2008, to Ps. 7.3 billion (US$0.5 billion).

1Q09 Administrative Expenses	During the first quarter of 2009, administrative expenses decreased by 24.9%, as compared to the same quarter of 2008, to Ps. 14.9 billion (US$1.1 billion).
Net cost of the period of employee benefits
The net cost of the period of employee benefits comprises provisions over the year to account for the increase of the reserve for employee benefits, which is recognized in the financial statements in accordance with Mexican FRS D-3 “Employee benefits”.
The variation in the net cost of the period of employee benefits reflects the recognition of (i) one additional year of employment and age; (ii) wage increases, pensions and benefits; and (iii) changes in actuarial assumptions.
The net cost of the period of employee benefits is distributed among cost of sales, distribution expenses and administrative expenses.

1Q09	In the first quarter of 2009, the net cost of the period of employee benefits decreased by 25.1%, to Ps. 24.1 billion (US$1.7 billion), as compared to the same quarter of 2008. The decrease was mainly due to the incorporation of results of the independent actuarial study.
Operating Income

1Q09	In the first quarter of 2009, operating income decreased by 45.2%, to Ps. 93.2 billion (US$6.6 billion), as compared to the same quarter of 2008, primarily as a result of a decrease in sales, an increase in operational expenses and an increase in the variation of inventories.

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Other Revenues (Expenses) -Net-

1Q09	During the first quarter of 2009, other expenses, net amounted to Ps. 2.8 billion (US$0.2 billion), an increase of Ps. 38.8 billion as compared to the same quarter of 2008, primarily due to a decrease in the tax credit attributable to the negative rate of the Special Tax on Production and Services (IEPS) tax, which amounted to Ps. 33.7 billion[9].
Comprehensive Financing Result

1Q09	The expense associated with comprehensive financing result increased from Ps. 0.9 billion in the first quarter of 2008 to Ps. 20.3 billion (US$1.4 billion) in the first quarter of 2009. This increase is explained by:

• an increase of Ps. 11.8 billion in foreign exchange loss resulting from the depreciation of the Mexican peso against the U.S. dollar; and

• an increase of Ps. 7.5 billion in net interest expense and expense associated with financial products.

The depreciation of the peso against the U.S. dollar resulted in an unrealized foreign exchange loss arising from the recognition in Mexican pesos of the outstanding debt stated in foreign currencies.

As part of the regular conduct of its operations, PEMEX enters into contracts for the acquisition and disposition of goods and services in foreign currencies. The currency effect generated during the period between the date when the goods and services are received, or delivered, and the time when they are paid for, is registered as a foreign exchange gain or loss.

A significant amount of PEMEX’s revenues are either obtained in U.S. dollars, or are indexed to this currency. In addition, PEMEX’s costs and expenses are partially indexed to the U.S. dollar. PEMEX has not entered into financial derivatives linked to the Exchange rate between the Mexican peso and the U.S. dollar.
Table 17

Petróleos Mexicanos, Subsidiary Entities and Subsidiary
Companies Comprehensive financing result* **

	First quarter (Jan.-Mar.)
	2008	2009	Change		2009
	(Ps. MM)				(US$MM)
Comprehensive financing result	(895)	(20,271)		(19,376)	(1,432)
Financial income(1)	7,569	10,990	45.2%	3,421	777
Financial cost(1)	(12,989)	(23,947)	84.4%	(10,958)	(1,692)
Foreign exchange gain (loss)	4,526	(7,313)		(11,839)	(517)

*	Unaudited consolidated financial statements prepared in accordance w ith Normas de Informacion Financiera (Mexican Financial Reporting Standards, FRS) -formerly Mexican GAAP- issued by the Consejo Mexicano parala Investigación y Desarrollo de Normas de Información Financiera (CINIF). Based on the adoption of FRS B-10 “Inflation effects”, 2008 and 2009 amounts are expressed in nominal terms.

**	Convenience translations into US dollars of amounts in pesos have been made at the established exchange rate of Ps. 14.1517 = US$1.00 as of March 31, 2009. Such translations should not be construed as a representation that the peso amounts have been or could be converted into US dollars at the foregoing or any other rate.

(1)	The financial cost and financial income include the effect of financial derivatives.

Note: Numbers may not total due to rounding.

[9]	Under the current fiscal regime, the Special Tax on Production and Services (IEPS) applicable to gasoline and diesel is regulated under the Federal Income Law. PEMEX is an intermediary between the Secretary of Finance and Public Credit (SHCP) and the final consumer; PEMEX retains the IEPS and transfers it to the Federal Government. The difference between the retail price, or final price, and the producer price is the IEPS rate. The final price of gasoline and diesel is established by SHCP. The producer price of PEMEX is referenced to that of an efficient refinery in the Gulf of Mexico.

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Participation in results of subsidiary entities and affiliates

1Q09	In the first quarter of 2009, participation in the results of subsidiary entities and affiliates amounted to a loss of Ps. 0.2 billion (US$0.01 billion), as compared to a loss of Ps. 0.3 billion in the same quarter of 2008, primarily due to higher refining margins at the Deer Park facility.
Income before Taxes and Duties

1Q09	In the first quarter of 2009, income before taxes and duties amounted to Ps. 69.9 billion (US$4.9 billion), resulting in a decrease of 65.9% as contrasted with income before taxes and duties of Ps. 204.9 billion in the first quarter of 2008. This decrease in income before taxes and duties was primarily due to:

• a decrease of Ps. 95.1 billion in total sales;

• a decrease of Ps. 38.8 billion in other revenues, net; and

• a decrease of Ps. 19.4 billion in the comprehensive financial result, which was primarily attributable to an increase in unrealized foreign exchange losses.
Taxes and Duties10

1Q09	In the first quarter of 2009, taxes and duties decreased by 51.9%, to Ps. 96.9 billion (US$6.8 billion), as compared to the same quarter of 2008, primarily due to a decrease in the crude oil export price during the first quarter of 2009. During the quarter, taxes and duties paid as a percentage of total sales amounted to 42.8% as compared to 62.7%in the same quarter of 2008.
Table 18

Petróleos Mexicanos, Subsidiary Entities and Subsidiary Companies
Taxes and duties* **

	First quarter (Jan. - Mar.)
	2008	2009	Change		2009
	(Ps. MM)				(US$MM)
Total taxes and duties	201,642	96,897	-51.9%	(104,745)	6,847
Hydrocarbon duties	199,086	95,573	-52.0%	(103,513)	6,753
Ordinary hydrocarbons duty	173,596	82,144	-52.7%	(91,452)	5,805
Extraordinary duty on crude oil exports	6,321	—		(6,321)	—
Hydrocarbons duty for the oil revenues stabilization fund	18,724	12,937	-30.9%	(5,787)	914
Duty on hydrocarbons for the fund for scientific and technological research on energy	437	487	11.5%	50	34
Duty for fiscal monitoring of oil activities	9	5	-43.7%	(4)	0.3
Other taxes and duties(1)	2,555	1,324	-48.2%	(1,232)	94

*	Unaudited consolidated financial statements prepared in accordance w ith Normas de Informacion Financiera (Mexican Financial Reporting Standards, FRS) -formerly Mexican GAAP- issued by the Consejo Mexicano para la Investigación y Desarrollo de Normas de Información Financiera (CINIF). Based on the adoption of FRS B-10 “Inflation effects”, 2008 and 2009 amounts are expressed in nominal terms.

**	Convenience translations into US dollars of amounts in pesos have been made at the established exchange rate of Ps. 14.1517 = US$1.00 as of March 31, 2009. Such translations should not be construed as a representation that the peso amounts have been or could be converted into US dollars at the foregoing or any other rate.

(1)	Includes provisions.

Note:	Numbers may not total due to rounding.

[10]	Since January 1, 2006, PEMEX has been subject to a new fiscal regime. Pemex-Exploration and Production (PEP) tax regime is governed by the Federal Duties Law, while the other Subsidiary Entities continue to be governed by Mexico’s Income Tax Law. The most important duty paid by PEP is the Ordinary Hydrocarbons Duty (OHD), the tax base of which is a quasi operating profit. In addition to the payment of the OHD, PEP pays other duties.

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Net income

1Q09	In the first quarter of 2009, PEMEX recorded a net loss of Ps. 27.0 billion (US$1.9 billion), as compared to net income of Ps. 3.3 billion in the same quarter of 2008. This variation was primarily a result of lower hydrocarbon prices, which resulted in a Ps. 95.1 billion decrease in sales as compared to the first quarter of 2008.
EBITDA

1Q09	In the first quarter of 2009, earnings before interest, taxes, depreciation and amortization, or EBITDA, decreased by 46.9%, to Ps. 137.6 billion (US$9.7 billion), as compared to the first quarter of 2008.
Table 19

Petróleos Mexicanos, Subsidiary Entities and Subsidiary Companies
EBITDA reconciliation* **

	First quarter (Jan.- Mar.)
	2008	2009	Change		2009
	(Ps. MM)				(US$MM)
Net income (loss)	3,253	(26,997)		(30,250)	(1,908)
+ Taxes and duties	201,642	96,897	-51.9%	(104,745)	6,847
- Comprehensive financing result	(895)	(20,271)		(19,376)	(1,432)
+ Depreciation and amortization	20,917	23,289	11.3%	2,372	1,646
+ Net cost of the period of employee benefits	32,145	24,093	-25.1%	(8,053)	1,702
EBITDA	258,851	137,551	-46.9%	(121,300)	9,720

*	Indicative figures from unaudited consolidated financial statements prepared in accordance with Normas de Informacion Financiera (Mexican Financial Reporting Standards, FRS) -formerly Mexican GAAP- issued by the Consejo Mexicano para la Investigación y Desarrollo de Normas de Información Financiera (CINIF). Based on the adoption of FRS B-10 “Inflation effects”, 2008 and 2009 amounts are expressed

**	Convenience translations into US dollars of amounts in pesos have been made at the established exchange rate of Ps. 14.1517 = US$1.00 as of March 31, 2009. Such translations should not be construed as a representation that the peso amounts have been or could be converted into US dollars at the foregoing or any other rate.

Note:	Numbers may not total due to rounding.
Results by Business Line

Net income of PEMEX’s Subsidiaries in the first quarter of 2009 was as follows:

PEP	Pemex-Exploration and Production recorded a net loss of Ps. 14.2 billion, which was Ps. 8.4 billion lower than net income recorded in the first quarter of 2008, primarily due to lower crude oil and natural gas prices.

PGPB	Pemex-Gas and Basic Petrochemicals recorded net income of Ps. 1.1 billion, which was Ps. 0.1 billion more than the net income recorded in the first quarter of 2008, primarily due to higher processing.

PR	Pemex-Refining recorded a net loss of Ps. 13.3 billion, which was Ps. 7.9 billion lower than net loss recorded in the first quarter of 2008, as a result of higher refining margins.

PPQ	Pemex-Petrochemicals recorded net loss of Ps. 5.0 billion, which was Ps. 0.3 billion more than net loss recorded in the first quarter of 2008, primarily due to lower prices of petrochemicals.

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Assets

Current Assets	As of March 31, 2009, current assets increased by 3.4%, as compared to March 31, 2008, to Ps. 403.6 billion (US$28.5 billion), primarily as a result of the following:

• the value of inventories decreased from Ps. 99.1 billion to Ps. 68.4 billion (US$4.8 billion);

• cash and cash equivalents increased from Ps. 118.2 billion to Ps. 143.0 billion (US$10.1 billion); and

• accounts receivable increased from Ps. 173.0 billion to Ps. 192.2 billion (US$13.6 billion).

Investments in Shares	As of March 31, 2009, investments in shares decreased by 62.5%, as compared to March 31, 2008, to Ps. 11.6 billion (US$0.8 miles de millones).

Property, plant and equipment	As of March 31, 2009, property, plant and equipment increased by 7.5%, as compared to March 31, 2008, to Ps. 876.4 billion (US$61.9 billion), and represented 67.2% of total assets as of such date. This ratio increased by 1.8 percentage points as compared to the ratio on March 31, 2008.

Other Assets	As of March 31, 2009, other assets increased by 16.0%, as compared to March 31, 2008, to Ps. 12.3 billion (US$0.9 billion), primarily due to the fees paid by the reinsurance company of PEMEX.

Total Assets	As of March 31, 2009, total assets increased by 4.6%, as compared to March 31, 2008, to Ps. 1,304.0 billion (US$92.1 billion). This change is explained primarily by the increase in property, plant and equipment.

Liabilities

Current Liabilities	As of March 31, 2009, short-term liabilities decreased by 21.4%, as compared to March 31, 2008, to Ps. 184.9 billion (US$13.1 billion), primarily as a result of a Ps. 63.2 billion decrease in taxes payable.

Long Term Liabilities	As of March 31, 2009, long-term liabilities increased by 23.4%, as compared to March 31, 2008, to Ps. 1,109.4 billion (US$78.4 billion), primarily due to an increase of Ps. 137.7 billion in long-term debt, and the 19.6% increase in the reserve for employee benefits, from Ps. 425.6 to Ps. 508.9 billion due to the natural increase of this reserve.

Total Liabilities	As of March 31, 2009, total liabilities increased by 14.1%, as compared to March 31, 2008, to Ps. 1,294.3 billion (US$91.5 billion), primarily due to the increase of long term-debt and the reserve for employee benefits.

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Equity
As of March 31, 2009, total equity decreased by 91.5%, as compared to March 31, 2008, to Ps. 9.6 billion (US$0.7 billion). The decrease was primarily due to net loss recorded in the first quarter of 2009 of Ps. 27.0 billion (US$1.9 billion).
Table 20

Petróleos Mexicanos, Subsidiary Entities and Subsidiary Companies
Equity* **

	As of March 31,
	2008	2009	Change		2009
	(Ps. MM)				(US$MM)
Total equity	112,666	9,631	-91.5%	(103,034)	681
Certificates of contribution	96,958	96,958	0.0%	—	6,851
Increase in equity	147,264	195,011	32.4%	47,746	13,780
Social capital	4,044	4,146	2.5%	102	293
Legal reserve	820	1,023	24.8%	203	72
Donations	494	600	21.5%	106	42
Integrated profit (loss)	5,325	731	-86.3%	(4,595)	52
Accumulated net income (losses)	(142,241)	(288,837)	103.1%	(146,597)	(20,410)
From prior years	(145,493)	(261,840)	80.0%	(116,347)	(18,502)
Net income (loss) for the period	3,253	(26,997)	-930.0%	(30,250)	(1,908)

*	Unaudited consolidated financial statements prepared in accordance w ith Normas de Informacion Financiera (Mexican Financial Reporting Standards, FRS) -formerly Mexican GAAP- issued by the Consejo Mexicano para la Investigación y Desarrollo de Normas de Información Financiera (CINIF). Based on the adoption of FRS B-10 “Inflation effects”, 2008 and 2009 amounts are expressed in nominal terms.

**	Convenience translations into US dollars of amounts in pesos have been made at the established exchange rate of Ps. 14.1517 = US$1.00 as of March 31, 2009. Such translations should not be construed as a representation that the peso amounts have been or could be converted into US dollars at the foregoing or any other rate.

Note:	Numbers may not total due to rounding.
Statement of Cash Flows

Operating Activities	In the first quarter of 2009, net cash flow provided from operating activities was Ps. 23.1 billion (US$1.8 billion).

Investing Activities	The net cash flow used in investing activities was Ps. 56.1 billion (US$4.0 billion).

Financing Activities	The net cash flow provided from financing activities was Ps. 61.9 billion (US$4.4 billion).

Cash and cash equivalents	As a result of the foregoing, in 2008, PEMEX registered an increase of Ps. 28.8 billion (US$2.2 billion) in cash and cash equivalents.

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Investing and Financing Activities
Investing Activities

2009	In 2009 PEMEX expects to invest Ps. 238.9 billion (US$20.4 billion)[11]. The allocation of total investments is expected to be as follows:

• approximately Ps. 208.1 billion to exploration and production[12];

• approximately Ps. 23.4 billion to refining;

• approximately Ps. 4.2 billion to gas and basic petrochemicals;

• approximately Ps. 2.5 billion to petrochemicals; and

• approximately Ps. 0.7 billion to Petróleos Mexicanos.

The investment amounts may be modified if the budget is revised.
Financing Activities

1Q09 Financing Operations	On January 27, 2009, Petróleos Mexicanos subscribed an issuance program of medium-term notes (MTN) that will allow issuing bonds directly in international markets instead of issuing through financing vehicles. The total amount of the program is US$7.0 billion.

On February 3, 2009, Petróleos Mexicanos issued US$2.0 billion of 10- year notes in international markets, with an 8.0% coupon, payable each semester and due on May 3, 2019.

On March 30, 2009 Petróleos Mexicanos suscribed a program of Certificados Bursátiles that will allow to issue notes directly in the Mexican market. The amount of the program is Ps. 70 billion.

On April 3, 2009, Petróleos Mexicanos issued Ps. 10 billion of Certificados Bursátiles in two tranches:

• Ps. 6.0 billion due in March 2010 at the floating rate TIIE plus 90 basis points, and

• Ps. 4.0 billion due in March 2015 at a 9.15%.

1Q09 Liquidity Management	As of March 31, 2009, US$2.5 billion of the syndicated revolving credit facility entered into on September 17, 2007 had been disbursed.

[11]	The convenience translation into US dollars of the amount in pesos has been made based on the assumed exchange rate contained in the 2009 Federal Revenue Law of Ps. 11.7 = US$1.00.

[12].	Includes upstream maintenance expenditures.

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Debt

Total	As of March 31, 2009, total consolidated debt in U.S. dollars, including accrued interest, decreased 5.9%, as compared to March 31, 2008, from US$47.4 to US$44.5 billion. However, total consolidated debt in pesos increased by 25.0%, to Ps. 630.4 billion (US$44.5 billion), as compared to March 31, 2008[13].

• Short-term debt totaled Ps. 79.1 billion (US$5.6 billion), and

• long-term debt totaled Ps. 551.3 billion (US$39.0 billion).

Debt as a percentage of equity and liabilities totaled 48.3% as of March 31, 2009.

Net	As of March 31, 2009, net debt, or the difference between total debt and cash and cash equivalents, increased by 26.3%, to Ps. 487.4 billion (US$34.4 billion), as compared to March 31, 2008.
Table 21

Petróleos Mexicanos, Subsidiary Entities and Subsidiary Companies
Consolidated total debt* **

	As of March 31,
	2008	2009	Change		2009
	(Ps. MM)				(US$MM)
Total debt	504,192	630,406	25.0%	126,214	44,546
Short-term	90,602	79,127	-12.7%	(11,475)	5,591
Long-term	413,590	551,279	33.3%	137,689	38,955
Cash & cash equivalents	118,178	143,049	21.0%	24,871	10,108
Total net debt	386,014	487,357	26.3%	101,343	34,438

*	Indicative figures from unaudited consolidated financial statements prepared in accordance w ith Normas de Informacion Financiera (Mexican Financial Reporting Standards, FRS) -formerly Mexican GAAP- issued by the Consejo Mexicano para la Investigación y Desarrollo de Normas de Información Financiera (CINIF). Based on the adoption of FRS B-10 “Inflation effects”, 2008 and 2009 amounts are expressed in nominal terms.

**	Convenience translations into US dollars of amounts in pesos have been made at the established exchange rate of Ps. 14.1517 = US$1.00 as of March 31, 2009. Such translations should not be construed as a representation that the peso amounts have been or could be converted into US dollars at the foregoing or any other rate.

Note:	Numbers may not total due to rounding.

[13]	Total consolidated debt consists of documented debt of Petróleos Mexicanos, the Pemex Project Funding Master Trust, Fideicomiso F/163, RepCon Lux, S.A. and PEMEX Finance, Ltd.

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Maturity Profile	The following table shows the maturity profile of PEMEX total debt:
Table 22

Petróleos Mexicanos, Subsidiary Entities and Subsidiary Companies
Maturity profile* **

		As of March 31,
		(Ps. MM)	(US$MM)
Documented debt in pesos		97,799	6,911
	2009	14,957	1,057
	January — March 2010	15,013	1,061
	April 2010 — March 2011	7,572	535
	April 2011 — March 2012	10,300	728
	April 2012 — March 2013	17,287	1,222
	April 2013 and beyond	32,670	2,309
Documented debt in other currencies		532,608	37,636
	2009	44,433	3,140
	January — March 2010	4,725	334
	April 2010 — March 2011	87,311	6,170
	April 2011 — March 2012	46,983	3,320
	April 2012 — March 2013	65,575	4,634
	April 2013 and beyond	283,581	20,039
Total debt		630,406	44,546

*	Indicative figures from unaudited consolidated financial statements prepared in accordance w ith Normas de Informacion Financiera (Mexican Financial Reporting Standards, FRS) -formerly Mexican GAAP- issued by the Consejo Mexicano para la Investigación y Desarrollo de Normas de Información Financiera (CINIF). Based on the adoption of FRS B-10 “Inflation effects”, 2008 and 2009 amounts are expressed in nominal terms.

**	Convenience translations into US dollars of amounts in pesos have been made at the established exchange rate of Ps. 14.1517 = US$1.00 as of March 31, 2009. Such translations should not be construed as a representation that the peso amounts have been or could be converted into US dollars at the foregoing or any other rate.

Note:	Numbers may not total due to rounding.

Duration	The following table presents the average duration of our debt exposure:
Table 23

Petróleos Mexicanos, Subsidiary Entities and Subsidiary Companies
Average duration of debt exposure

	As of March 31,
	2008	2009	Change
	(Years)
U.S. Dollars	3.9	4.8	0.9
Mexican pesos	1.9	1.9	0.0
Euros	3.0	2.6	(0.3)
Yen	1.1	0.6	(0.5)
Total	3.5	4.4	0.94

Note:	Numbers may not total due to rounding.

Interest Rate Risk	PEMEX’s policy is to maintain a balance between fixed and floating rate liabilities in order to mitigate the impact of fluctuations in interest rates. As of March 31, 2009, approximately 52.1% of PEMEX debt exposure was to fixed interest rates, and the remaining 47.9% was to floating rates.

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Debt Exposure	The following table sets forth PEMEX debt exposure to currency and interest rate risk:
Table 24

Petróleos Mexicanos, Subsidiary Entities and Subsidiary Companies
Debt exposure(1)

	As of March 31,
	2008	2009	2008	2009	2008	2009
	Percentage
	By currency		At fixed rate		At floating rate
U.S. Dollars	76.6%	84.7%	53.7%	52.6%	46.3%	47.4%
Mexican pesos	23.3%	15.3%	44.2%	49.5%	55.8%	50.5%
Euros	0.0%	0.0%	100.0%	100.0%	0.0%	0.0%
Yen	0.09%	0.06%	100.0%	100.0%	0.0%	0.0%
Total	100.0%	100.0%	51.5%	52.1%	48.5%	47.9%

(1)	Excludes accrued interest.

Note:	Numbers may not total due to rounding.

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Derivative Financial Instruments

Mark to market	The following tables present the amount hedged and the mark to market valuation of PEMEX’s derivative financial instruments.
Table 25

Petróleos Mexicanos, Subsidiary Entities and Subsidiary Companies
Face value of derivative financial instruments linked to debt and assets*

	As of March 31,
	2008	2009	Change		2009
	(Ps. MM)				(US$MM)
Interest rate swaps	19,078	16,421	-13.9%	(2,657)	1,160
Cross currency swaps	47,618	70,265	47.6%	22,647	4,965
Extinguishing cross currency swaps	27,804	36,690	32.0%	8,886	2,593
Assets swaps(1)	—	20,571		20,571	1,454
Total	94,500	143,947	52.3%	49,447	10,172

*	Convenience translations into US dollars of amounts in pesos have been made at the established exchange rate of Ps. 14.1517 = US$1.00 as of March 31, 2009. Such translations should not be construed as a representation that the peso amounts have been or could be converted into US dollars at the foregoing or any other rate.

(1)	Asset sw aps include options over Repsol YPF, S.A. shares.

Note: Numbers may not total due to rounding.
Table 26

Petróleos Mexicanos, Subsidiary Entities and Subsidiary Companies
Mark to market of derivative financial instruments linked to debt and assets*

	As of March 31,
	2008	2009	Change		2009
	(Ps. MM)				(US$MM)
Interest rate swaps	(1,751)	(1,587)	-9.4%	164	(112)
Cross currency swaps	4,649	909	-80.5%	(3,740)	64
Extinguishing cross currency swaps	3,229	(2,694)	-183.4%	(5,922)	(190)
Assets swaps(1)	—	(5,060)		(5,060)	(358)
Total	6,127	(8,432)	-237.6%	(14,559)	(596)

*	Convenience translations into US dollars of amounts in pesos have been made at the established exchange rate of Ps. 14.1517 = US$1.00 as of March 31, 2009. Such translations should not be construed as a representation that the peso amounts have been or could be converted into US dollars at the foregoing or any other rate.

(1)	Asset sw aps include options over Repsol YPF, S.A. shares.

Note: Numbers may not total due to rounding.
Table 27

Petróleos Mexicanos, Subsidiary Entities and Subsidiary Companies
Volume of natural gas derivative financial instruments*

	As of March 31,
	2008	2009	Change
	(MMcf)
Long swaps	34,355.6	205,138.9	497.1%	170,783.3
Short swaps	(34,385.1)	(205,083.9)	496.4%	(170,698.8)
Long options	47,389.5	69,735.5	47.2%	22,346.0
Short options	(47,442.3)	(69,770.0)	47.1%	(22,327.7)
Total	(82.3)	20.5	-124.9%	102.8

*	Each contract includes 10,000 MMBtu. The conversion rate used w as 1 cf = 1,027 Btu.

Note: Numbers may not total due to rounding.

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Table 28

Petróleos Mexicanos, Subsidiary Entities and Subsidiary Companies
Mark to market of natural gas derivative financial instruments*

	As of March 31,
	2008	2009	Change		2009
		(Ps. MM)			(US$MM)
Long swaps	785.5	(11,191.2)	-1524.8%	(11,976.6)	(790.8)
Short swaps	(770.8)	11,432.1	-1583.2%	12,202.8	807.8
Long options	570.3	847.8	48.7%	277.5	59.9
Short options	(570.2)	(847.8)	48.7%	(277.6)	(59.9)
Total	14.7	240.9	1534.2%	226.1	17.0

*	Convenience translations into US dollars of amounts in pesos have been made at the established exchange rate of Ps. 14.1517 = US$1.00 as of March 31, 2009. Such translations should not be construed as a representation that the peso amounts have been or could be converted into US dollars at the foregoing or any other rate.

Note: Numbers may not total due to rounding.
Table 29

Petróleos Mexicanos, Subsidiary Entities and Subsidiary Companies
Volume of petroleum products derivative financial instruments

	As of March 31,
	2008	2009	Change
	(MMb)
Total	23.9	16.4	-31.2%	(7.5)

Note: Numbers may not total due to rounding.
Table 30

Petróleos Mexicanos, Subsidiary Entities and Subsidiary Companies
Mark to market of petroleum products derivative financial instruments*

	As of March 31,
	2008	2009	Change		2009
	(Ps. MM)				(US$MM)
Total	44.3	(101.1)	-328.3%	(145.4)	(7.1)

*	Convenience translations into US dollars of amounts in pesos have been made at the established exchange rate of Ps. 14.1517 = US$1.00 as of March 31, 2009. Such translations should not be construed as a representation that the peso amounts have been or could be converted into US dollars at the foregoing or any other rate.

Note: Numbers may not total due to rounding.

Accounting for Derivative Financial Instruments	Derivative financial instruments are accounted for at fair value in the financial statements, in accordance with Mexican FRS C-10 “Derivative Financial Instruments and Hedging Operations”. However, some of these instruments do not qualify as hedges under the accounting standards; in fact of the fact the cash flows generated by these instruments are offset by cash flows generated by the associated positions.

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Other Relevant Topics

Professional Board Members	On March 17, 2009, the Mexican Senate ratified President Felipe Calderón’s proposal of four professional directors to the Board of Directors of PEMEX. The professional directors will serve initial terms as set forth below. In the future, the professional directors will each be appointed for a six-year term, and may be appointed for an additional term of the same length.

- Fluvio César Ruiz Alarcón	3 years,
- Rogelio Gasca Neri	4 years,
- Héctor Moreira	5 years, and
- José Fortunato Álvarez	6 years.

The new professional directors have professional and academic expertise that will strengthen the decision-making processes of the Board of Directors.

Price setting for liquefied petroleum gas	On January 9, 2009, it was established that the average price to end—users of liquefied petroleum gas (LPG) will be maintained at Ps. 8.03 per kilogram until December 31, 2009.

Awards	In February 2009, at the Map World Forum 2009, the Ministry of Science and Technology of India awarded PEMEX the “Geospatial Excellence Award”, in recognition of the development of GEO-PEMEX 3D, a tridimensional display that includes satellite images and permits PEMEX to observe and locate facilities in over 200,000 urban and rural locations in Mexico.

Appointments	On March 23, 2009, the following appointments were approved:
•	Joaquín Rosete Téllez, as Deputy Director of the Northeastern Marine region,

•	Gustavo Hernández García, as Deputy Director of the Southwestern Marine region, and

•	Juan Arturo Hernández Carrera, as Deputy Director of the Northern region.

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Annex
Table A1

Petróleos Mexicanos, Subsidiary Entities and Subsidiary Companies
Crude oil production by selected fields

			2007				2008				2009
	2005	2006	1Q	2Q	3Q	4Q	1Q	2Q	3Q	4Q	1Q

Total	3,333	3,256	3,158	3,166	3,048	2,934	2,891	2,794	2,754	2,729	2,667

Northeast Marine Region	2,357	2,205	2,074	2,111	2,003	1,885	1,861	1,770	1,695	1,658	1,584
Cantarell	2,029	1,788	1,582	1,580	1,427	1,270	1,163	1,036	954	858	742
Akal-Nohoch	1,973	1,734	1,529	1,533	1,383	1,223	1,117	992	897	790	675
Chac	12	12	11	11	14	14	13	13	12	10	13
Ixtoc	13	14	13	11	11	12	13	12	12	12	10
Sihil	19	16	18	12	8	10	9	8	22	36	33
Kutz	12	12	12	12	11	11	11	11	11	11	11
Ku	203	269	310	330	328	342	360	361	359	376	379
Zaap	69	71	89	91	123	148	197	219	232	253	270
Maloob	47	54	55	64	83	91	100	114	112	125	143
Others	9	23	39	47	42	34	41	41	39	45	49

Southwest Marine Region	396	475	522	493	493	515	495	486	507	513	512
Chuc	103	107	96	94	82	78	76	71	68	62	67
Caan	98	88	75	69	69	75	66	76	68	59	52
Ixtal	9	47	77	50	74	73	74	56	98	102	102
Sinan	32	53	66	70	66	62	64	60	53	61	62
Bolontiku	40	57	83	93	81	89	88	78	81	69	67
Others	133	146	170	177	175	200	190	202	197	214	217

Southern Region	497	491	475	472	465	449	449	450	466	470	479
Samaria	65	64	67	63	59	58	55	52	51	52	52
Jujo	50	56	53	52	51	50	46	46	47	43	40
Iride	50	48	46	42	40	38	37	35	35	30	28
Puerto Ceiba	77	54	42	41	41	40	36	33	32	29	26
Sen	19	22	21	27	29	29	38	37	39	48	48
Tecominoacán	22	29	25	24	21	20	23	24	27	28	27
Pijije	13	15	14	14	14	15	15	19	18	19	19
Cárdenas	15	18	15	14	14	13	12	12	12	14	14
Cunduacán	27	21	16	15	13	12	12	13	13	13	14
Mora	4	9	12	12	12	11	10	10	10	11	11
Yagual	12	11	11	13	12	10	10	9	9	8	8
Oxiacaque	6	8	11	12	11	11	9	8	9	7	7
Ogarrio	7	9	9	10	10	7	8	9	9	8	9
Cactus	9	8	9	9	9	9	10	10	10	10	10
Chinchorro	8	7	8	7	8	8	9	8	9	9	8
Others	110	111	117	119	124	119	120	127	139	144	159

Northern Region (1)	84	84	87	89	87	85	87	88	86	88	92
Poza Rica	10	10	10	10	9	9	8	7	7	8	8
Tajín	6	5	7	8	9	7	12	13	12	8	8
Arenque	9	8	8	8	8	7	6	6	7	6	6
Coapechapa	9	7	7	6	5	6	7	7	7	8	7
Agua Fría	6	7	5	4	5	6	7	6	6	7	6
Constituciones	5	5	5	5	4	5	5	4	4	4	4
Others	38	41	46	49	48	45	44	45	43	47	54

(1)	Production by Chicontepec. 1Q09: 28 Mbd.
Note: Numbers may not total due to rounding.

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Table A2

Petróleos Mexicanos, Subsidiary Entities and Subsidiary Companies
Natural gas production by selected fields

			2007				2008				2009
	2005	2006	1Q	2Q	3Q	4Q	1Q	2Q	3Q	4Q	1Q

Total	4,818	5,356	5,816	6,033	6,094	6,285	6,586	6,861	6,963	7,260	7,018

Northeast Marine Region	928	920	992	1,129	1,147	1,356	1,647	1,854	1,913	2,189	1,900
Cantarell	759	716	782	930	925	1,124	1,383	1,586	1,634	1,897	1,579
Akal-Nohoch	720	673	740	888	873	1,069	1,335	1,553	1,595	1,853	1,535
Ixtoc	21	22	19	23	34	31	29	18	19	21	21
Sihil	8	10	13	10	7	12	8	4	9	14	13
Kutz	5	5	5	5	5	5	5	5	5	5	5
Chac	5	5	5	5	6	6	6	6	5	4	5
Ku	103	141	146	138	147	153	161	153	159	164	178
Others	65	63	64	61	75	79	103	114	120	128	143

Southwest Marine Region	655	856	985	940	1,010	1,035	991	1,016	1,046	1,038	1,067
Caan	206	185	171	159	200	212	188	227	209	179	163
Sinan	80	123	140	152	144	141	130	110	90	116	120
May	24	85	135	121	152	165	173	229	206	215	254
Ixtal	13	86	143	99	151	147	152	113	200	202	202
Chuc	113	115	107	107	93	84	82	78	75	68	74
Bolontiku	40	57	83	93	81	89	88	78	81	69	67
Others	176	188	210	227	212	224	213	207	213	219	221

Southern Region	1,400	1,352	1,365	1,392	1,378	1,277	1,364	1,419	1,492	1,525	1,540
Iride	93	106	108	116	104	96	92	93	108	106	108
Samaria	88	78	107	101	88	89	83	83	83	92	100
Narvaez	0	30	87	83	82	85	88	90	101	100	93
Cunduacán	88	97	85	80	61	58	60	66	59	62	59
Sen	47	56	54	71	73	75	90	106	117	146	150
Muspac	115	84	76	74	75	24	61	65	53	49	43
Giraldas	74	63	60	61	62	62	70	70	71	70	68
Jujo	54	57	58	57	53	57	63	66	61	73	64
Oxiacaque	13	15	32	41	62	74	77	76	81	54	42
Copano	65	55	50	49	47	48	44	42	40	38	36
Pijije	37	42	42	41	37	38	36	43	44	47	51
Tizón	28	29	31	36	42	40	33	32	54	75	78
Catedral	74	55	44	44	40	11	20	22	18	17	15
Puerto Ceiba	51	37	29	29	29	29	27	25	24	22	19
José Colomo	35	30	29	30	29	28	28	26	26	25	24
Tecominoacán	34	40	28	30	28	26	29	27	29	31	29
Cárdenas	33	38	31	25	26	28	26	25	27	30	27
Costero	—	11	18	12	43	18	40	52	81	70	105
Others	436	412	412	432	462	444	478	500	540	507	537

Northern Region(1)	1,835	2,228	2,475	2,572	2,559	2,616	2,583	2,572	2,512	2,509	2,511
Lizamba	103	152	235	233	225	279	303	307	297	296	288
Arquimia	—	113	195	219	198	195	167	129	101	79	63
Apertura	52	143	168	181	157	175	176	158	138	126	109
Culebra	172	168	154	160	167	170	165	145	139	138	118
Velero	50	71	105	112	124	111	94	86	82	83	83
Cuitláhuac	116	117	100	100	96	91	91	84	84	78	79
Arcabuz	65	77	97	88	95	98	104	95	85	82	81
Lankahuasa	—	51	104	101	83	79	72	66	61	57	50
Fundador	50	95	87	84	89	86	77	83	78	70	72
Vistoso	117	117	100	90	66	64	60	54	45	37	27
Arcos	92	96	69	67	60	61	55	62	53	50	47
Papán	—	—	—	14	98	115	129	197	256	262	258
Cañón	53	54	50	53	53	53	49	44	45	37	34
Others	892	921	968	1,043	1,109	1,119	1,135	1,231	1,275	1,356	1,439

(1)	Chicontepec production. 1Q09: 81 M M cfd.
Note: Numbers may not total due to rounding.

PEMEX Unaudited Financial Results Report as of March 31, 2009	28/37
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Table A3

Petróleos Mexicanos, Subsidiary Entities and Subsidiary Companies
Selected operating information

	First quarter (Jan.-Mar.)
	2008	2009	Change
Production
Total hydrocarbons (Mboed)	4,035	3,864	-4.2%	(170)
Total crude oil (Mbd)	2,891	2,667	-7.8%	(225)
Total gas equivalent (Mboed)(1)	1,143	1,197	4.7%	54
Offshore crude oil / Total crude oil production	82.1%	79.4%	-2.8%

(1)	Includes condensates.
Note: Numbers may not total due to rounding. Mboed stands for thousand of barrels of oil equivalent, per day.

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Table A4

Petróleos Mexicanos, Subsidiary Entities and Subsidiary Companies
Consolidated balance sheet* **

	As of March 31,
	2008	2009	Change		2009
	(Ps. MM)				(US$MM)
Current assets	390,225	403,646	3.4%	13,421	28,523
Cash & cash equivalents	118,178	143,049	21.0%	24,871	10,108
Net accounts receivable	172,977	192,190	11.1%	19,213	13,581
Inventories	99,070	68,407	-31.0%	(30,663)	4,834
of products	94,802	63,946	-32.5%	(30,856)	4,519
of materials	4,268	4,461	4.5%	193	315
Investments in shares of non-consolidated subsidiaries and affiliates	30,946	11,604	-62.5%	(19,342)	820

Properties, plant and equipment	815,381	876,378	7.5%	60,997	61,927

Other assets, net	10,630	12,326	16.0%	1,697	871

Total assets	1,247,181	1,303,955	4.6%	56,774	92,141

Short-term liabilities	235,198	184,925	-21.4%	(50,272)	13,067
Short-term debt(1)	90,602	79,127	-12.7%	(11,475)	5,591
Suppliers	26,484	38,920	47.0%	12,435	2,750
Net accounts payable	34,986	46,985	34.3%	11,998	3,320

Taxes payable	83,125	19,894	-76.1%	(63,231)	1,406

Long-term liabilities	899,317	1,109,398	23.4%	210,081	78,393
Long-term debt(1)	413,590	551,279	33.3%	137,689	38,955
Reserve for employee benefits	425,622	508,859	19.6%	83,238	35,957
Reserve for sundry creditors	53,626	42,072	-21.5%	(11,554)	2,973
Deferred taxes	6,480	7,188	10.9%	708	508

Total liabilities	1,134,515	1,294,324	14.1%	159,809	91,461

Total equity	112,666	9,631	-91.5%	(103,034)	681

Total liabilities and equity	1,247,180	1,303,955	4.6%	56,774	92,141

*	Unaudited consolidated financial statements prepared in accordance w ith Normas de Informacion Financiera (Mexican Financial Reporting Standards, FRS) -formerly Mexican GAAP- issued by the Consejo Mexicano para la Investigación y Desarrollo de Normas de Información Financiera (CINIF). Based on the adoption of FRS B-10 “Inflation effects”, 2008 and 2009 amounts are expressed in nominal terms.

**	Convenience translations into US dollars of amounts in pesos have been made at the established exchange rate of Ps. 14.1517 = US$1.00 as of March 31, 2009. Such translations should not be construed as a representation that the peso amounts have been or could be converted into US dollars at the foregoing or

(1)	Includes documented debt of Petróleos Mexicanos, the Pemex Project Funding Master Trust, the Mexican Trust F/163, Pemex Finance Ltd. and Repcon Lux,
Note: Numbers may not total due to rounding.

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Table A5

Petróleos Mexicanos, Subsidiary Entities and Subsidiary Companies
Consolidated income statement* **

	First quarter (Jan.- Mar.)
	2008	2009	Change		2009
	(Ps. MM)				(US$MM)
Total sales	321,463	226,392	-29.6%	(95,072)	15,997
Domestic sales	163,483	132,983	-18.7%	(30,500)	9,397
Exports	157,695	92,019	-41.6%	(65,676)	6,502
Services income	285	1,390	387.4%	1,105	98

Cost of sales(1)	123,582	110,946	-10.2%	(12,636)	7,840

Gross income	197,881	115,446	-41.7%	(82,435)	8,158

General expenses(1)	27,706	22,223	-19.8%	(5,483)	1,570
Distribution expenses	7,809	7,285	-6.7%	(524)	515
Administrative expenses	19,897	14,939	-24.9%	(4,959)	1,056

Operating income (loss)	170,175	93,223	-45.2%	(76,953)	6,587

Other revenues (expenses) -net- (2)	35,873	(2,883)		(38,756)	(204)

Comprehensive financing result	(895)	(20,271)		(19,376)	(1,432)

Participation in the results of subsidiaries and associates	(260)	(169)		90	(12)

Income before taxes and duties	204,894	69,899		(134,995)	4,939

Taxes and duties	201,642	96,897	-51.9%	(104,745)	6,847

Net income (loss)	3,253	(26,997)		(30,250)	(1,908)

*	Unaudited consolidated financial statements prepared in accordance with Normas de Informacion Financiera (Mexican Financial Reporting Standards, FRS) -formerly Mexican GAAP- issued by the Consejo Mexicano para la Investigación y Desarrollo de Normas de Información Financiera (CINIF). Based on the adoption of FRS B-10 “Inflation effects”, 2008 and 2009 amounts are expressed in nominal terms.

**	Convenience translations into US dollars of amounts in pesos have been made at the established exchange rate of Ps. 14.1517 = US$1.00 as of March 31, 2009. Such translations should not be construed as a representation that the peso

(1)	Includes the cost of the reserve for retirment payments, pensions and indemnities.

(2)	Includes the reimbursement of the Special Tax on Production and Services (IEPS).

Note: Numbers may not total due to rounding.

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Table A6

Petróleos Mexicanos, Subsidiary Entities and Subsidiary Companies
Selected financial indexes* **

		First quarter (Jan.-Mar.)
	2008	2009	Change		2009
					(US$MM)
Consolidated income statement ratios
Cost of sales / Total sales	38.4%	49.0%		10.6%
Depreciation / Cost of sales and General expenses	13.8%	17.5%		3.7%
Operating income / Total sales	52.9%	41.2%		-11.8%
Taxes and duties / Total sales	62.7%	42.8%		-19.9%

Consolidated balance sheet ratios	As of March 31,
Working capital (Ps. MM)(1)	155,027	218,721	41.1%	63,694	15,455
Properties and equipment / Total Assets	65.4%	67.2%	1.8%
Total debt / Total liabilites and equity	40.4%	48.3%	7.9%

Pemex — Exploration and Production ratios	First quarter (Jan.-Mar.)
Sales / Hydrocarbons production (Ps. / boe)	760.8	465.4	-38.8%	(295.4)	32.9
Operating income / Hydrocarbons production (Ps. / boe)	618.7	288.7	-53.3%	(330.1)	20.4
Net income / Hydrocarbons production (Ps. / boe)	61.6	(40.9)	-166.4%	(102.5)	(2.9)
Taxes and duties / Operating income	87.7%	95.3%	7.7%

*	Indicative figures from unaudited consolidated financial statements prepared in accordance with Normas de Informacion Financiera (Mexican Financial Reporting Standards, FRS) -formerly Mexican GAAP- issued by the Consejo Mexicano para la Investigación y Desarrollo de Normas de Información Financiera (CINIF). Based on the adoption of FRS B-10 “Inflation effects”, 2008 and 2009 amounts are expressed in nominal terms.

**	Convenience translations into US dollars of amounts in pesos have been made at the established exchange rate of Ps. 14.1517 = US$1.00 as of March 31, 2009. Such translations should not be construed as a representation that the peso amounts have been or could be converted into US dollars at the foregoing or any other rate.

(1)	Current assets minus short-term liabilities.

PEMEX Unaudited Financial Results Report as of March 31, 2009	32/37
www.pemex.com

PEMEX	Corporate Finance Office — Investor Relations

Table A7

Petróleos Mexicanos, Subsidiary Entities and Subsidiary Companies
Consolidated statement of cashflow (indirect method)* **

	2009
		(US$MM)
Operating activities
Income before taxes and duties paid (1)	77,831	5,500
Non-cash items	21,458	1,516

Items related to investing activities	24,085	1,859

Depreciation and amortization	23,289	1,646
Participation in subsidiary companies and joint ventures	169	169
Other items	627	44
Items related to financing activities	(3,071)	(217)

Accrued interest	1,249	88
Other items	(4,319)	(305)
Funds provided by income before taxes and duties	120,304	8,659
Accounts receivables	(1,925)	(136)
Inventories	(2,935)	(207)
Other accounts receivable and other assets	3,980	281
Suppliers	3,538	250
Other liabilities	1,720	122
Taxes and duties paid	(101,607)	(7,180)
Funds provided by (used in) the operation	(97,229)	(6,870)

Net cashflow from operating activities	23,075	1,788

Investing activities
Property, plant and equipment	(55,516)	(3,923)
Other permanent investments	(597)	(42)

Net cashflow from investing activities	(56,112)	(3,965)

Exceeding (required) funds for financing activities	(33,037)	(2,177)

Financing activities
Bank loans	20,538	1,451
Securities	27,325	1,931
Amortization of bank loans	(719)	(51)
Amortization of securities	(379)	(27)
Future equity increases	15,096	1,067
Interest paid	—	—
Stock repurchase	—
Other items	—	—

Net cashflow from financing activities	61,862	4,371

Net increase in cash and cash equivalents	28,825	2,194

Cash and cash equivalents at the beginning of the year	114,224	8,071

Cash and cash equivalents at the end of the year	143,049	10,266

*	Unaudited consolidated financial statements prepared in accordance w ith Normas de Informacion Financiera (Mexican Financial Reporting Standards, FRS) -formerly Mexican GAAP- issued by the Consejo Mexicano para la Investigación y Desarrollo de Normas de Información Financiera (CINIF). Based on the adoption of FRS B-10 “Inflation effects”, 2008 and 2009 amounts are expressed in nominal terms.

**	Convenience translations into US dollars of amounts in pesos have been made at the established exchange rate of Ps. 14.1517 = US$1.00 as of March 31, 2009. Such translations should not be construed as a representation that the peso amounts have been or could be converted into US dollars at the foregoing or any other rate.

(1)	The starting point is income before taxes and duties paid, not accrued as presented in the income statement.

Note: Numbers may not total due to rounding.

PEMEX Unaudited Financial Results Report as of March 31, 2009	33/37
www.pemex.com

PEMEX	Corporate Finance Office — Investor Relations

Table A8

Petróleos Mexicanos, Subsidiary Entities and Subsidiary Companies
Subsidiary Entities’ contribution to financial results*

					Subsidiary
	Exploration and		Gas and Basic		Companies and	Intersegment
	Production	Refining	Petrochemicals	Petrochemicals	Corporate	eliminations	Total
	(Ps. MM)
Three months ending March 31, 2009
Total sales	161,852	112,131	45,993	12,315	142,058	(247,957)	226,392
External clients	—	98,099	30,229	4,654	92,019	—	225,002
Intersegment	161,852	13,118	15,764	7,661	49,273	(247,668)	—
Revenues from services	—	914	—	—	765	(289)	1,390
Gross income (loss)	108,410	3,767	3,254	(2,759)	11,136	(8,363)	115,446
Operating income (loss)	100,393	(6,133)	300	(5,147)	2,442	1,369	93,223
Comprehensive financing result	(18,207)	(5,350)	563	31	2,692	—	(20,271)
Depreciation and amortization	19,994	2,009	838	284	162	—	23,289
Cost of the reserve for labor obligations	8,220	8,113	1,814	2,244	3,701	—	24,093
Taxes and duties	95,714	635	42	60	447	—	96,897
Net income (loss)	(14,227)	(13,347)	1,111	(4,996)	(36,069)	40,531	(26,998)

As of March 31, 2009
Current assets	500,129	199,152	90,580	57,623	1,106,625	(1,550,461)	403,646
Investment in shares	403	157	1,738	—	327,833	(318,526)	11,604
Fixed assets	630,068	178,812	41,940	16,427	9,131	—	876,378
Acquisition of fixed assets	92,408	(80)	(1,017)	294	446	—	92,050
Total assets	1,130,748	380,806	134,597	74,463	1,999,096	(2,415,755)	1,303,954
Short-term liabilities	160,575	188,108	32,948	6,521	863,883	(1,067,110)	184,925
Reserve for labor obligations	177,252	172,609	43,357	47,751	67,890	—	508,859
Total liabilities	872,067	409,805	85,856	55,440	1,958,415	(2,087,260)	1,294,323
Equity	258,681	(28,999)	48,741	19,023	40,681	(328,495)	9,631

Three months ending March 31, 2008
Total sales	279,339	128,563	65,324	18,863	238,536	(409,161)	321,463
External clients	—	115,610	41,095	6,779	157,695	—	321,178
Intersegment	279,339	12,953	24,229	12,085	80,387	(408,992)	(0)
Revenues from services	—	—	—	—	454	(169)	285
Gross income (loss)	237,147	(42,928)	2,773	(1,328)	11,509	(9,291)	197,881
Operating income (loss)	227,176	(53,776)	190	(5,007)	1,262	330	170,175
Comprehensive financing result	(5,967)	(1,047)	855	153	5,048	63	(895)
Depreciation and amortization	17,168	2,403	904	288	155	—	20,917
Cost of the reserve for labor obligations	10,576	11,133	2,373	3,180	4,883	—	32,145
Taxes and duties	199,177	1,063	484	67	850	—	201,642
Net income (loss)	22,615	(21,274)	994	(4,655)	4,623	950	3,253

As of March 31, 2008
Current assets	608,453	227,395	88,002	58,583	503,877	(1,096,084)	390,225
Investment in shares	343	157	1,093	—	693,092	(663,739)	30,946
Fixed assets	587,326	162,885	41,887	15,374	7,909	—	815,381
Acquisition of fixed assets	37,200	2,420	635	182	2	—	40,440
Total assets	1,218,948	390,984	131,309	74,253	2,436,590	(3,004,904)	1,247,181
Short-term liabilities	165,830	163,231	31,809	11,058	956,365	(1,093,095)	235,198
Reserve for labor obligations	150,348	143,406	35,036	40,349	56,483	—	425,622
Total liabilities	944,323	354,181	78,127	52,800	2,303,302	(2,598,218)	1,134,515
Equity	274,625	36,803	53,182	21,453	133,288	(406,686)	112,666

*	Indicative figures from unaudited consolidated financial statements prepared in accordance with Normas de Informacion Financiera (Mexican Financial Reporting Standards, FRS) -formerly Mexican GAAP- issued by the Consejo Mexicano para la Investigación y Desarrollo de Normas de Información Financiera (CINIF). Based on the adoption of FRS B-10 “Inflation effects”, 2008 and 2009 amounts are expressed in nominal terms.

Note: Numbers may not total due to rounding.

PEMEX Unaudited Financial Results Report as of March 31, 2009	34/37
www.pemex.com

PEMEX	Corporate Finance Office — Investor Relations

Table A9

Main Tenders
Pemex-Exploration and Production

	Amount	Announced
Tender number	US$MM	date	Description	Status	Awarded to:

18575111-002-08	1,172.3	11-Mar-09	MAINTENANCE OF OIL PIPELINE	AWARDED	DM GP SERVICIOS DE INTEGRIDAD
18575051-044-08	610.6	10-Mar-09	DRILLING AND COMPLETION OF WELLS AT ACEITE TERCIA RIO DEL GOLFO (ATG	AWARDED	DOWELL SCHLUM BERGER DE MÉXICO
18575051-046-08	584.3	27-Mar-09	DRILLING AND COMPLETION OF WELLS AT ATG	AWARDED	WEATHERFORD DE MÉXICO
18575088-018-08	416.7	27-Feb-09	LEASING OF OFFSHORE DRILLING RIG	AWARDED
2 lots	218.2			AWARDED	ENSCO DRILLING MÉXICO
1 lot	105.7			AWARDED	BLACKSTONE GERENCIA
1 lot	92.8			AWARDED	INDUSTRIAL DE SERVICIOS OUTSOURCING
1 lot				VOID
18575088-020-08	222.0	19-Feb-09		AWARDED
2 lots	167.6		LEASING OF OFFSHORE DRILLING RIG	AWARDED	MEXDRILL OFFSHORE
1 lot	54.3		LEASING OF DRILLING EQUIPMENT	AWARDED	NABORS PERFORACIONES DE MÉXICO
1 lot				VOID
18575107-001-09	104.6	2-Mar-09	SEA TRANSPORTATION	AWARDED	MARÍTIMA DE ECOLOGÍA
18575050-027-08	89.2	13-Mar-09	NITROGEN INJECTION	AWARDED	DOWELL SCHLUM BERGER DE MÉXICO
18575050-023-08	79.5	6-Feb-09	SERVICES FOR WELLS	AWARDED	HALLIBURTON DE MÉXICO
18575050-017-08	68.0	6-Jan-09	SUPPLY OF MACHINERY, EQUIPMENT AND TOOLS	AWARDED	TUB A CERO
18575107-073-08	54.5	31-Mar-09	MANAGEMENT OF DANGEROUS RESIDUES FROM PEP	AWARDED	ACC INGENIERÍA Y SERVICIOS ESPECIALIZA DOS
18575107-084-08	54.5	7-Jan-09	SERVICES FOR HOUSING PLATFORM AT CAMPECHE SOUND	AWARDED
1 lot	54.5			AWARDED	COTEMAR
4 lots				CANCELED
18575088-014-08	52.7	12-Mar-09	NITROGEN INJECTION AT THE CAMPECHE SOUND	AWARDED	DOWELL SCHLUM BERGER DE MÉXICO
18575051-001-09	34.7	6-Mar-09	SERVICES FOR THE NORTHERN REGION	AWARDED	TRANSPORTES INTERNACIONALES TAMAULIPECOS
18575107-078-08	30.5	7-Jan-09	SEA TRANSPORTATION	AWARDED
2 lots	30.5			AWARDED	TM M DIVISIÓN MARÍTIMA
1 lot				VOID
18575021-033-08	24.2	25-Feb-09	SERVICE FOR DEHYDRATION OF MAYA CRUDE OIL	AWARDED	QUÍMICA APOLLO
18575107-082-08	24.1	8-Jan-09	SEA TRANSPORTATION	AWARDED
2 lots	6.5			AWARDED	TM M DIVISIÓN MARÍTIMA
1 lot	6.5			AWARDED	MANTENIMIEN TO EXPRESS MARÍTIMO
1 lot	11.2			AWARDED	NAVIERA PETROLERA INTEGRAL
1 lot				VOID
18575051-002-09	18.0	20-Mar-09	ACCOMODATION AND CATERING SERVICES FOR PERSONNEL	AWARDED	MANOMETROS Y BRIDAS
18575109-038-08	17.9	17-Mar-09	SERVICES AT BURGOS	AWARDED	QUÍMICA APOLLO
18575004-063-08	17.3	11-Feb-09	TRANSPORTATION FOR LIQUIDS AT POZA RICA-ALTAMIRA	AWARDED	TRANSPORTES ESPECIALIZA DOS DE TOLUCA
18575106-061-08	17.1	25-Feb-09	PROCUREMENT AND CONSTRUCTION OF PIPELINE AT VERACRUZ	AWARDED	OCEANOGRAFÍA
18575050-021-08	13.3	9-Jan-09	MAINTENANCE SERVICES AT THE OFFSHORE REGION	AWARDED	MÉXICO DIESEL ELECTRO-MOTIVE
18575044-026-08	12.6	12-Feb-09	SUPPLY OF CHEMICAL PRODUCTS AND SUBSTANCES	AWARDED	GLOBAL DRILLING DE MÉXICO
18575106-041-08	12.5	25-Mar-09	STEEL PIPES	AWARDED	TUBACERO
18575051-043-08	12.2	26-Mar-09	NITROGEN INJECTION	AWARDED	NITROPET
18575110-047-08.	11.6	27-Feb-09	CONSTRUCTION OF UNLOADING LINES	AWARDED	CONSTRUCCIÓNES Y EQUIPOS LATINO AMERICANOS
18575008-060-08	11.1	17-Mar-09	CONSTRUCTION OF STATIONS FOR MEASURING AND CONTROL AT	AWARDED	DUMEZ COPISA SISTEM AS MEXICANOS
			VERACRUZ ASSET
18572002-008-08	10.2	16-Jan-09	AIR TRANSPORTATION	AWARDED
9 lots	7.2			AWARDED	COMPAÑÍA MEXICANA DE AVIACIÓN
7 lots	1.3			AWARDED	EL MUNDOES TUYO
2 lots	0.9			AWARDED	TRANSPORTES AEROMAR
1 lot	0.6			AWARDED	AEROVÍA S DE MÉXICO
1 lot	0.1			AWARDED	VIAJES KOKAI
5 lots				VOID
18575004-064-08	10.1	23-Jan-09	CARBON STEEL PIPELINES	AWARDED	TUBERÍA LAGUNA
18575108-039-08	9.6	22-Jan-09	DEVELOPMENT AND MANAGEMENT OF ELECTRONIC MODELS	AWARDED	GRUPO DIARQCO
18575008-058-08	8.2	29-Jan-09	CONSTRUCTION AND RECONDITIONING FOR PATHS AND PLATFORMS	AWARDED	TRASECOL
18575004-065-08	8.2	4-Mar-09	OPERATION AND MAINTENANCE OF EQUIPMENT	AWARDED	PART TECHNICAL SERVICES
18575095-028-08	7.6	22-Jan-09	SOUR WET GAS INJECTION IN WELLS	AWARDED	VALERUS COMPRESSION SERVICES MÉXICO
18575106-058-08	3.5	11-Mar-09	ENGINEERING, PROCUREMENT AND CONSTRUCTION OF PIPELINES AT ATG	AWARDED	EDEM TEC
18575106-059-08	3.4	12-Mar-09	ENGINEERING, PROCUREMENT AND CONSTRUCTION OF PIPELINES AT ATG	AWARDED	CDI CONSTRUCCIÓNES INDUSTRIALES
18575106-057-08	3.1	11-Mar-09	ENGINEERING, PROCUREMENT AND CONSTRUCTION OF PIPELINES AT ATG	AWARDED	CONSTRUCCIÓNES INDUSTRIALES E INMOBILIARIOS DEL
					NORTE
18575106-054-08	3.1	7-ene-09	CONSTRUCTION OF 12 MACROPADS AT ATG	AWARDED	SHEBA CONSTRUCTORA E IN MOBILIARIA
18575106-055-08	3.0	7-ene-09	CONSTRUCTION OF 12 MACROPADS AT ATG	AWARDED	CONSTRUCTORA MARUSA /GRUP OZIRA HUÉN
18575106-046-08	3.0	6-ene-09	CONSTRUCTION OF 12 MACROPADS AT ATG	AWARDED	CALZADA CONSTRUCCIÓNES
18575106-060-08	2.9	17-mar-09	ENGINEERING, PROCUREMENT AND CONSTRUCTION OF PIPELINES AT ATG	AWARDED	FABRICACIÓN Y REP ARA CIÓN ELECTROMECÁNICA
18575106-048-08	2.7	6-ene-09	CONSTRUCTION OF 12 MACROPADS AT ATG	AWARDED	CONSTRUCTORAY FRACCIONA DORA ALM ACID
18575106-049-08	2.7	6-ene-09	CONSTRUCTION FOR 12 MACROPADS AT ATG	AWARDED	CONSTRUCTORA Y FRACCIONA DORA ALM ACID
18575106-044-08	2.7	6-ene-09	CONSTRUCTION OF 12 MACROPADS AT ATG	AWARDED	CONSTRUCTORA E INMOBILIARIA RO MEDIO
18575106-045-08	2.6	6-ene-09	CONSTRUCTION OF 12 MACROPADS AT ATG	AWARDED	CONSTRUCTORA E INMOB ILIA RIA RÍO MEDIO
18575106-047-08	2.5	9-ene-09	CONSTRUCTION OF 12 MACROPADS AT ATG	AWARDED	PROVEEDORES Y SERVICIOS ESPECIALIZA DOS DEL
					SURESTE
18575106-056-08	1.8	7-ene-09	CONSTRUCTION OF 8 MACROPADS AT ATG	AWARDED	SHEB ACONSTRUCTORA E INMOBILIARIA
18575051-005-09		24-feb-09	DRILLING OF WELLS AT ATG	IN PROCESS
18575106-001-09		7-abr-09	PUMPING INFRASTRUCTURE AT KU-MALOOB -ZAAP (KMZ)	IN PROCESS
18575106-003-09		7-abr-09	PUMPING INFRASTRUCTURE AT KMZ	IN PROCESS

Note: Information of tenders with amounts over Ps. 100 M M . For additional information and from other tenders consult www.compranet.gob.mx.

PEMEX Unaudited Financial Results Report as of March 31, 2009	35/37
www.pemex.com

PEMEX	Corporate Finance Office — Investor Relations

Table A10

Main Tenders
Pemex-Gas and Basic Petrochemicals

	Amount	Announced
Tender number	US$MM	date	Description	Status	Awarded to:

18577001-038-08	1.1	19-Feb-09	PREVENTIVE AND CORRECTIVE MAINTENANCE FOR INFORMATIC	AWARDED	NEXTIRA ONE MÉXICO
			EQUIPMENT
18577001-043-08	0.7	8-Jan-09	MAINTENANCE SERVICES	AWARDED	$0
3 lots	0.4			AWARDED	GRUPO SETEMI DE VERACRUZ
2 lots	0.4			AWARDED	PROCESS CONTROL AND ENGINEERING CORPORATION
1 lot				VOID	$0
18577007-038-08	0.6	16-Jan-09	CHEMICAL SUBSTANCES FOR WATER TREATMENT	AWARDED	QUÍMICA APOLLO

For additional information and from other tenders consult www.compranet.gob.mx.
Table A11

Main Tenders
Pemex-Refining

	Amount	Announced
Tender number	US$MM	date	Description	Status	Awarded to:

18576018-017-08	130.7	5-Mar-09	SEA TRANSPORTATION	AWARDED
2 lots	73.9			AWARDED	ARRENDADORA OCEAN MEXICANA
2 lots	56.7			AWARDED	NAVIERA TULUM
1 lot				VOID
18576112-011-08	32.2	15-Jan-09	PIPELINES FOR SCADA SYSTEM	AWARDED
691 lot	32.2			AWARDED	TELVENT ENERGIA
51 lot				CANCELED
18576057-025-08	26.7	28-Jan-09	SUPPLY OF CHEMICAL PRODUCTS AND SUBSTANCES	AWARDED	W.R. GRACE AND CO.
18576178-001-09	26.5	10-Mar-09	LEASING OF 300 TANK CARS	AWARDED	CAMIONES ANDRA DE
18576057-011-08	18.4	2-Jan-09	SUPPLY OF CHEMICAL PRODUCTS AND SUBSTANCES	AWARDED	W.R. GRACE AND CO.
18576057-024-08	17.2	30-Jan-09	FUEL OIL, LUBE OIL AND DERIVATIVES	AWARDED	BIOCOM BUSTIBLES INTERNACIONALES
18576112-025-08	15.9	28-Jan-09	CHEMICAL PRODUCT INJECTION SERVICS	AWARDED	QUIMICA APOLLO
18576057-003-09	7.4	24-Mar-09	MAINTENANCE AND REPAIRMENT SERVICES AT CADEREYTA	AWARDED	DENKE

Note: Information of tenders with amounts over Ps. 100 MM. For additional information and from other tenders consult www.compranet.gob.mx.
Table A12

Main Tenders
Pemex-Petrochemicals

	Amount	Announced
Tender number	US$MM	date	Description	Status	Awarded to:

18578011-021-08	1.1	20-Feb-09	AUTOMATIC SYSTEM FOR ACCES AND ATTENDANCE CONTROL AT PQC	AWARDED	CÓDIGO EMPRESARIAL
18578019-022-08	0.9	24-Feb-09	ENGINERY AND EQUIPMENT FOR CONSTRUCTION AT PQC MORELOS	AWARDED	FLEXIBLE LIFELINE SYSTEMS MÉXICO
18578011-020-08	0.6	11-Feb-09	PIPELINES AT PQC CANGREJERA	AWARDED	VELTEC DE MÉXICO

For additional information and from other tenders consult www.compranet.gob.mx.
Table A13

Main Tenders
Petróleos Mexicanos

	Amount	Announced
Tender number	US$MM	date	Description	Status	Awarded to:

18572047-001-09	18.5	27-Mar-09	SUPPLY OF MEDICINES	AWARDED
98 lots	4.1			AWARDED	FARMACÉUTICOS MAYPO
154 lots	3.5			AWARDED	NADRO
145 lots	3.3			AWARDED	CASA SABA
77 lots	2.5			AWARDED	FÁRMACOS ESPECILIA ZDOS
108 lots	2.4			AWARDED	CASA MARZA M
45 lots	1.4			AWARDED	REPRESENTACIONES O.P .V.
26 lots	0.4			AWARDED	FÁRMACOS NA CIONALES
14 lots	0.2			AWARDED	COMERCIALIZADORA BRISSA DE MÉXICO
3 lots	0.2			AWARDED	LANDSTEINER PHARMA
7 lots	0.1			AWARDED	PHARMA CLUB
3 lots	0.1			AWARDED	ADRIANA REGINA MARUN LAMAR
17 lots	0.1			AWARDED	DISTRIBUIDORA DISUR
6 lots	0.1			AWARDED	SERVICIOS DE DISTRIBUCIÓN ESPECIALIZA DA
6 lots	0.1			AWARDED	NOVOFAR
4 lots	0.0			AWARDED	COMERCIALIZA DORA Y DISTRIBUIDORA SAN FER
8 lots	0.0			AWARDED	LILIAN HALABE BUCAY
2 lots	0.0			AWARDED	PROQUIGAMA
3 lots	0.0			AWARDED	PHARMACEUTICAL CORPORATION & SON`S
1 lot	0.01			AWARDED	SCHNEIDER ELECTRIC MÉXICO
2 lots	0.0			AWARDED	DISTRIBUIDORA MÉDICA
494 lots	0.0			VOID
18572002-008-08	10.2	16-Jan-09	AIR TRANSPORTATION	AWARDED
9 lots	7.2			AWARDED	COMPAÑÍA MEXICANA DE AVIA CIÓN
7 lots	1.3			AWARDED	EL MUNDOES TUYO
2 lots	0.9			AWARDED	TRANSPORTES AEROMAR
1 lot	0.6			AWARDED	AEROVÍAS DE MÉXICO
1 lot	0.1			AWARDED	VIA JES KOKAI
5 lots				VOID
18572039-010-08	6.3	23-Mar-09	RECONDITIONING OF TANK AT PAJARITOS	AWARDED	GRUPO OLRAM
	0.0	12-Feb-09	ENGINEERING, PROCUREMENT AND CONSTRUCTION OF DESULFUR PLANTS	IN PROCESS
18572039-001-09			AT CADEREYTA AND TAMAULIP AS

For additional information and from other tenders consult www.compranet.gob.mx.

PEMEX Unaudited Financial Results Report as of March 31, 2009	36/37
www.pemex.com

PEMEX	Corporate Finance Office — Investor Relations

If you would like to contact Investor Relations, please call or send an e-mail to:

Telephone:	(52 55) 1944 9700
Voice mail:	(52 55) 1944 2500 ext. 59412
ri@dcf.pemex.com
If you would like to be included in our distribution list, please access www.ri.pemex.com and then Distribution List.

Celina Torres	Andrés Brügmann
ctorresu@dcf.pemex.com	abrugmann@dcf.pemex.com

Rebeca González	Guillermo Regalado
rgonzalez@dcf.pemex.com	gregalado@dcf.pemex.com

Carmina Moreno	Cristina Arista
cmoreno@dcf.pemex.com	darista@dcf.pemex.com

Paulina Nieto
pnietob@dcf.pemex.com
PEMEX is Mexico’s national oil and gas company. Created in 1938, it is the exclusive producer of Mexico’s oil and gas resources. The operating subsidiary entities are Pemex-Exploration and Production, Pemex-Refining, Pemex- Gas and Basic Petrochemicals and Pemex-Petrochemicals. The principal subsidiary company is PMI Comercio Internacional, S.A. de C.V., its international trading arm.
Convenience translations into US dollars of amounts in pesos have been made at the established exchange rate, as of March 31, 2009, of Ps. 14.1517 = US$1.00. Such translation should not be construed as a representation that the peso amounts have been or could be converted into US dollars at the foregoing or any other rate.
This report contains forward-looking statements. We may also make written or oral forward-looking statements in our periodic reports to the Mexican National Banking and Securities Commission and the U.S. Securities and Exchange Commission, in our annual report, in our offering circulars and prospectuses, in press releases and other written materials and in oral statements made by our officers, directors or employees to third parties.
We may include forward-looking statements that address, among other things, our:
•	drilling and other exploration activities;

•	import and export activities;

•	projected and targeted capital expenditures and other costs, commitments and revenues; and liquidity, etc..
Actual results could differ materially from those projected in such forward-looking statements as a result of various factors that may be beyond our control. These factors include, but are not limited to:
•	changes in international crude oil and natural gas prices;

•	effects on us from competition;

•	limitations on our access to sources of financing on competitive terms;

•	significant economic or political developments in Mexico;

•	developments affecting the energy sector; and

•	changes in our regulatory environment.
Accordingly, you should not place undue reliance on these forward-looking statements. In any event, these statements speak only as of their dates, and we undertake no obligation to update or revise any of them, whether as a result of new information, future events or otherwise. These risks and uncertainties are more fully detailed in PEMEX’s most recent Form 20-F filing, as amended, with the U.S. Securities and Exchange Commission (www.sec.gov) and the PEMEX prospectus filed with the National Banking and Securities Commission (CNBV) and available through the Mexican Stock Exchange (www.bmv.com.mx). These factors could cause actual results to differ materially from those contained in any forward-looking statement.
The U.S. Securities and Exchange Commission (SEC) permits oil and gas companies, in their filings with the SEC, to disclose only proved reserves that a company has demonstrated by actual production or conclusive formation tests to be economically and legally producible under existing economic and operating conditions. We use certain terms in this document, such as total reserves, probable reserves and possible reserves, that the SEC’s guidelines strictly prohibit us from including in filings with the SEC. Investors are urged to consider closely the disclosure in our Form 20-F, as amended, “File No. 0-99”, available from us at www.pemex.com or Marina Nacional 329, Floor 38, Col. Huasteca, Mexico City 11311 or at (52 55) 1944 9700. You can also obtain this Form from the SEC ‘s website, www.sec.gov. Investors are also welcome to review the annual report to the CNBV, available at www.pemex.com.
EBITDA is a non-US GAAP measure.

PEMEX Unaudited Financial Results Report as of March 31, 2009	37/37
www.pemex.com

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Petróleos Mexicanos
	By:	/s/ Mauricio Alazraki Pfeffer
Mauricio Alazraki Pfeffer
Deputy Director of Finance and Treasury
Date: May 29, 2009

FORWARD-LOOKING STATEMENTS
     This report contains words, such as “believe”, “expects,” “anticipate” and similar expressions that identify forward-looking statements, which reflect our views about future events and financial performance. We have made forward-looking statements that address, among other things, our:
•	drilling and other exploration activities;
•	import and export activities;
•	projected and targeted capital expenditures and other costs, commitments and revenues; and
•	liquidity.
Actual results could differ materially from those projected in such forward-looking statements as a result of various factors that may be beyond our control. These factors include, but are not limited to:
•	changes in international crude oil and natural gas prices;
•	effects on us from competition;
•	limitations on our access to sources of financing on competitive terms;
•	significant economic or political developments in Mexico;
•	developments affecting the energy sector; and
•	changes in our regulatory environment.
Accordingly, you should not place undue reliance on these forward-looking statements. In any event, these statements speak only as of their dates, and we undertake no obligation to update or revise any of them, whether as a result of new information, future events or otherwise.